Prospectus Supplement No. 8	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated March 22, 2022)	Registration No. 333-261363

Up to 22,223,858 Shares of Common Stock

Up to 6,317,057 Shares of Common Stock Issuable Upon

Exercise of the Warrants

Up to 2,533,333 Private Warrants

This prospectus supplement no. 8 is being filed to update and supplement the prospectus dated March 22, 2022 (the “Prospectus”) related to (1) the issuance by us of up to 6,317,057 shares of our common stock, par value $0.0001 per share (“Common Stock”) that may be issued upon exercise of warrants to purchase Common Stock at an exercise price of $11.50 per share of Common Stock, including the public warrants and the Private Warrants (as defined in the Prospectus); and (2) the offer and sale, from time to time, by the Selling Securityholders (as defined in the Prospectus) identified in the Prospectus, or their permitted transferees, of (a) up to 22,223,858 shares of Common Stock and (b) up to 2,533,333 Private Warrants, with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2022 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement. Any document, exhibit or information contained in the Quarterly Report that has been deemed furnished and not filed in accordance with Securities and Exchange Commission rules shall not be included in this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and any prior amendments or supplements thereto and if there is any inconsistency between the information therein and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and our Public Warrants are listed on the Capital Market of the Nasdaq Stock Market LLC (“Nasdaq”), under the symbols “DCGO” and “DCGOW,” respectively. On August 9, 2022, the closing price of our Common Stock was $8.76 and the closing price for our Public Warrants was $2.10.

Investing in our securities involves a high degree of risks. See the section entitled “Risk Factors” beginning on page 17 of the Prospectus and any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 10, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to              .

Commission File Number: 001-39618

DocGo Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	85-2515483
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

35 West 35th Street, Floor 6
New York, New York	10001
(Address of Principal Executive Offices)	(Zip Code)

(844) 443-6246

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name, Former Address and Former Fiscal Year, If Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	DCGO	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for shares of Common Stock at an exercise price of $11.50 per share	DCGOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of July 29, 2022, 101,025,267 shares of Common Stock, par value $0.0001 per share, were issued and outstanding.

i

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

Condensed Consolidated Balance Sheets as of June 30, 2022 (Unaudited) and December 31, 2021	2

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the Three and Six Months Ended June 30, 2022 and 2021	3

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the Three and Six Months Ended June 30, 2022 and 2021	4-5

Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2022 and 2021	6-7

Notes to Unaudited Condensed Consolidated Financial Statements	8-31

DocGo Inc. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
ASSETS

Current assets:
Cash and cash equivalents	$198,138,395	$175,537,221
Accounts receivable, net of allowance of $7,047,958 and $7,377,389 as of June 30, 2022 and December 31, 2021, respectively	72,253,831	78,383,614
Prepaid expenses and other current assets	5,285,303	2,111,656

Total current assets	275,677,529	256,032,491

Property and equipment, net	12,229,997	12,733,889
Intangibles, net	10,415,401	10,678,049
Goodwill	8,686,966	8,686,966
Restricted cash	10,323,088	3,568,509
Operating lease right-of-use assets	3,812,085	4,195,682
Finance lease right-of-use assets	8,408,399	9,307,113
Equity method investment	619,348	589,058
Other assets	1,682,575	3,810,895
Total assets	$331,855,388	$309,602,652

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$12,915,952	$15,833,970
Accrued liabilities	38,656,519	35,110,877
Line of credit	1,025,881	25,881
Notes payable, current	566,426	600,449
Due to seller	694,331	1,571,419
Operating lease liability, current	1,421,036	1,461,335
Finance lease liability, current	2,655,037	3,271,990
Total current liabilities	57,935,182	57,875,921

Notes payable, non-current	1,048,864	1,302,839
Operating lease liability, non-current	2,651,849	2,980,946
Finance lease liability, non-current	5,276,312	6,867,420
Warrant liabilities	10,549,485	13,518,502
Total liabilities	77,461,692	82,545,628

Commitments and Contingencies

STOCKHOLDERS’ EQUITY:
Common stock ($0.0001 par value; 500,000,000 shares authorized as of June 30, 2022 and December 31, 2021; 100,685,290 and 100,133,953 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	10,564	10,013
Additional paid-in-capital	287,301,467	283,161,216
Accumulated deficit	(40,191,367)	(63,556,714)
Accumulated other comprehensive loss	(27,930)	(32,501)
Total stockholders’ equity attributable to DocGo Inc. and Subsidiaries	247,092,734	219,582,014
Noncontrolling interests	7,300,962	7,475,010
Total stockholders’ equity	254,393,696	227,057,024
Total liabilities and stockholders’ equity	$331,855,388	$309,602,652

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

DocGo Inc. and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

Revenue, net	$109,519,304	$62,185,997	$227,410,856	$111,555,391
Expenses:
Cost of revenues (exclusive of depreciation and amortization, which is shown separately below)	70,176,462	41,023,082	148,164,035	76,883,824
Operating expenses:
General and administrative	24,637,618	15,976,151	48,498,234	27,797,606
Depreciation and amortization	2,037,771	1,897,051	4,238,792	3,494,727
Legal and regulatory	3,061,276	1,176,711	4,409,259	1,833,369
Technology and development	1,148,320	664,882	2,290,153	1,126,282
Sales, advertising and marketing	1,000,100	1,189,361	2,258,061	2,034,781
Total expenses	102,061,547	61,927,238	209,858,534	113,170,589
Income (loss) from operations	7,457,757	258,759	17,552,322	(1,615,198)

Other income (expenses):
Interest income (expense), net	98,276	(130,129)	(37,330)	(245,138)
Gain on remeasurement of warrant liabilities	3,027,766	-	2,969,017	-
Gain on initial equity method investments	89,810	-	6,469	-
Gain on remeasurement of finance leases	1,388,273	-	1,388,273	-
Loss on disposal of fixed assets	-	(27,730)	-	(27,730)
Other income	15,640	-	11,387	-
Total other income (expense)	4,619,765	(157,859)	4,337,816	(272,868)

Net income (loss) before income tax benefit (expense)	12,077,522	100,900	21,890,138	(1,888,066)
Income tax (expense) benefit	(321,660)	1,107	(761,839)	(8,923)
Net income (loss)	11,755,862	102,007	21,128,299	(1,896,989)
Net income (loss) attributable to noncontrolling interests	(979,791)	1,748,223	(2,237,048)	1,427,591
Net income (loss) attributable to stockholders of DocGo Inc. and Subsidiaries	12,735,653	(1,646,216)	23,365,347	(3,324,580)
Other comprehensive income (loss)
Foreign currency translation adjustment	10,434	94,655	4,571	102,653
Total comprehensive gain (loss)	$12,746,087	$(1,551,561)	$23,369,918	$(3,221,927)

Net income (loss) per share attributable to DocGo Inc. and Subsidiaries - Basic	0.13	$(18.19)	$0.23	$(36.73)
Weighted-average shares outstanding - Basic	99,303,948	90,505	100,372,146	90,505

Net income (loss) per share attributable to DocGo Inc. and Subsidiaries - Diluted	$0.11	$(18.19)	$0.20	$(36.73)
Weighted-average shares outstanding - Diluted	115,279,676	90,505	116,347,874	90,505

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

DocGo Inc. and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in-	Accumulated	Accumulated Other Comprehensive	Noncontrolling	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Interests	Equity
Balance - December 31, 2020	28,055	$-	35,497	$-	55,008	$-	$142,346,852	$(87,300,472)	$(48,539)	$11,949,200	$66,947,041
Effect of reverse acquisition	18,099,548	-	22,900,719	-	35,488,938	-	-	-	-	-	-
Conversion of share due to merger recapitalization	(18,099,548)	-	(22,900,719)	7,649	(35,488,938)	-	-	-	-	-	7,649
Effect of reverse acquisition	-	-	76,489,205	7,649	-	-	142,346,852	(87,300,472)	(48,539)	11,949,200	66,954,690
Share issued for services	-	-	171,608	17	-	-	-	-	-	-	17
Stock based compensation	-	-	-	-	-	-	391,534	-	-	-	391,534
Noncontrolling interest contribution	-	-	-	-	-	-	-	-	-	333,025	333,025
Foreign currency translation	-	-	-	-	-	-	-	-	7,998	-	7,998
Net loss attributable to Noncontrolling interests	-	-	-	-	-	-	-	-	-	(320,632)	(320,632)
Net income attributable to stockholders of DocGo Inc. and Subsidiaries	-	-	-	-	-	-	-	(1,678,364)	-	-	(1,678,364)
Balance - March 31, 2021	-	$-	76,660,813	$7,666	-	$-	$142,738,386	$(88,978,836)	$(40,541)	$11,961,593	$65,688,268
Stock based compensation	-	-	-	-	-	-	370,000	-	-	-	370,000
Foreign currency translation	-	-	-	-	-	-	-	-	94,655	-	94,655
Net income attributable to Noncontrolling interests	-	-	-	-	-	-	-	-	-	1,748,223	1,748,223
Net income attributable to stockholders of DocGo Inc. and Subsidiaries	-	-	-	-	-	-	-	(1,646,216)	-	-	(1,646,216)
Balance - June 30, 2021	-	$-	76,660,813	$7,666	-	$-	$143,108,386	$(90,625,052)	$54,114	$13,709,816	$66,254,930

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

DocGo Inc. and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Series A Preferred Stock		Class A Common Stock[1]		Class B Common Stock		Additional Paid-in-	Accumulated	Accumulated Other Comprehensive	Noncontrolling	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Interests	Equity
Balance - December 31, 2021	-	$-	100,133,953	$10,013	-	$-	$283,161,216	$(63,556,714)	$(32,501)	$7,475,010	$227,057,024
Exercise of stock options	-	-	195,152	195	-	-	374,149	-	-	-	374,344
Stock based compensation	-	-	-	-	-	-	1,422,937	-	-	-	1,422,937
Equity cost							(19,570)				(19,570)
Noncontrolling interest contribution	-	-	-	-	-	-	-	-	-	2,063,000	2,063,000
Foreign currency translation	-	-	-	-	-	-	-	-	(5,863)	-	(5,863)
Net loss attributable to Noncontrolling interests	-	-	-	-	-	-	-	-	-	(1,257,257)	(1,257,257)
Net income attributable to stockholders of DocGo Inc. and Subsidiaries	-	-	-	-	-	-	-	10,629,694	-	-	10,629,694
Balance - March 31, 2022	-	$-	100,329,105	$10,208	-	$-	$284,938,732	$(52,927,020)	$(38,364)	$8,280,753	$240,264,309
Common stock repurchased	-	-	(70,000)	(70)	-	-	(497,829)	-	-	-	(497,899)
Exercise of stock options	-	-	417,927	418	-	-	778,648	-	-	-	779,066
Stock based compensation	-	-	-	-	-	-	1,999,619	-	-	-	1,999,619
UK Ltd. Restricted Stock	-	-	8,258	8	-	-	82,297	-	-	-	82,305
Net loss attributable to Noncontrolling interests	-	-	-	-	-	-	-	-	-	(979,791)	(979,791)
Foreign currency translation	-	-	-	-	-	-	-	-	10,434	-	10,434
Net income attributable to stockholders of DocGo Inc. and Subsidiaries	-	-	-	-	-	-	-	12,735,653	-	-	12,735,653
Balance - June 30, 2022	-	$-	100,685,290	$10,564	-	$-	$287,301,467	$(40,191,367)	$(27,930)	$7,300,962	$254,393,696

1References to Class A Common Stock after November 5, 2021 refer to common stock of DocGo Inc., par value $0.0001. See Note 1, “Description of Organization and Business Operations” to the Condensed Consolidated Financial Statements for additional information.

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

DocGo Inc. and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$21,128,299	$(1,896,989)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,441,438	1,099,192
Amortization of intangible assets	1,279,078	879,984
Amortization of finance lease right-of-use assets	1,518,276	1,515,552
Loss on disposal of assets	-	27,730
Gain from equity method investment	(30,290)	-
Bad debt expense	1,818,792	1,235,442
Stock based compensation	3,504,861	761,534
Gain on remeasurement of finance leases	(1,388,273)	-
Gain on remeasurement of warrant liabilities	(2,969,017)	-
Changes in operating assets and liabilities:
Accounts receivable	4,310,990	(17,442,642)
Prepaid expenses and other current assets	(3,173,647)	(2,353,394)
Other assets	2,128,320	(90,647)
Accounts payable	(2,927,492)	2,791,050
Accrued liabilities	3,545,642	12,327,795
Net cash provided by (used in) operating activities	30,186,977	(1,145,393)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(941,655)	(2,581,691)
Acquisition of intangibles	(1,016,430)	(1,023,643)
Proceeds from disposal of property and equipment	-	6,000
Net cash used in investing activities	(1,958,085)	(3,599,334)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving credit line	1,000,000	8,000,000
Repayments of notes payable	(287,998)	(258,863)
Due to seller	(877,088)	-
Noncontrolling interest contributions	2,063,000	333,025
Proceeds from exercise of stock options	1,153,410	-
Common stock repurchased	(497,899)	-
Equity costs	(19,570)	-
Payments on obligations under finance lease	(1,411,565)	(968,933)
Acquisition of businesses	-	(56,496)
Net cash provided by financing activities	1,122,290	7,048,733

Effect of exchange rate changes on cash and cash equivalents	4,571	102,653

Net increase in cash and restricted cash	29,355,753	2,406,659
Cash and restricted cash at beginning of period	179,105,730	34,457,273
Cash and restricted cash at end of period	$208,461,483	$36,863,932

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

DocGo Inc. and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

	Six Months Ended June 30,
	2022	2021
Supplemental disclosure of cash and non-cash transactions:
Cash paid for interest	$129,363	$28,816

Cash paid for interest on finance lease liabilities	$222,649	$245,339

Cash paid for income taxes	$761,839	$8,923

Right-of-use assets obtained in exchange for lease liabilities	$2,192,946	$2,111,516

Fixed assets acquired in exchange for notes payable	$-	$256,237

Reconciliation of cash and restricted cash
Cash	$198,138,395	$33,146,205

Restricted Cash	10,323,088	3,717,727

Total cash and restricted cash shown in statement of cash flows	$208,461,483	$36,863,932

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

DocGo Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Organization and Business Operations

The Business

On November 5, 2021 (the “Closing Date”), DocGo Inc., a Delaware corporation (formerly known as Motion Acquisition Corp) (prior to the Closing Date, “Motion” and after the Closing Date, “DocGo”), consummated the previously announced business combination (the “Closing”) pursuant to that certain Agreement and Plan of Merger dated March 8, 2021 (the “Merger Agreement”), by and among Motion Acquisition Corp., a Delaware corporation (“Motion”), Motion Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of Motion (“Merger Sub”), and Ambulnz, Inc., a Delaware corporation (“Ambulnz”). In connection with the Closing, the registrant changed its name from Motion Acquisition Corp. to DocGo Inc.

As contemplated by the Merger Agreement and as described in Motion’s definitive proxy statement/consent solicitation/prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 14, 2021 (the “Prospectus”), Merger Sub was merged with and into Ambulnz, with Ambulnz continuing as the surviving corporation (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). As a result of the Merger, Ambulnz is a wholly-owned subsidiary of DocGo and each share of Series A preferred stock of Ambulnz, no par value (“Ambulnz Preferred Stock”), Class A common stock of Ambulnz, no par value (“Ambulnz Class A Common Stock”), and Class B common stock of Ambulnz, no par value (“Ambulnz Class B Common Stock,” together with Ambulnz Class A Common Stock, “Ambulnz Common Stock”) was cancelled and converted into the right to receive a portion of merger consideration issuable as common stock of DocGo, par value $0.0001 (“Common Stock”), pursuant to the terms and conditions set forth in the Merger Agreement.

In connection with the Business Combination, DocGo raised $158.0 million of net proceeds. This amount was comprised of $43.4 million of cash held in Motion’s trust account from its initial public offering, net of DocGo’s transaction costs and underwriters’ fees of $9.6 million, and $114.6 million of cash in connection with the PIPE Financing. The transaction costs consisted of banking, legal, and other professional fees, which were recorded as a reduction to additional paid-in capital.

The Business

DocGo Inc. and its Subsidiaries (collectively, the “Company”) is a healthcare transportation and mobile health services (“Mobile Health”) company that uses proprietary dispatch and communication technology to provide quality healthcare transportation and healthcare services in major metropolitan cities in the United States (“U.S.”) and the United Kingdom (“U.K.”). Mobile Health performs in-person care directly to patients in the comfort of their homes, workplaces and other non-traditional locations.

Ambulnz, LLC was originally formed in Delaware on June 17, 2015, as a limited liability company. On November 1, 2017, with an effective date of January 1, 2017, Ambulnz converted its legal structure from a limited liability company to a C-corporation and changed its name to Ambulnz, Inc. Ambulnz is the sole owner of Ambulnz Holdings, LLC (“Holdings”) which was formed in the state of Delaware on August 5, 2015, as a limited liability company. Holdings is the owner of multiple operating entities incorporated in various states in the U.S. as well as within England and Wales, U.K.

DocGo Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the information included in this Quarterly Report on Form 10-Q should be read in conjunction with the consolidated financial statements and accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2021.

The Consolidated Balance Sheet as of December 31, 2021 included herein was derived from the audited financial statements as of that date, but does not include all disclosures including notes required by U.S. GAAP.

The Condensed Consolidated Financial Statements include the accounts and operations of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions are eliminated upon consolidation. Noncontrolling interests (“NCI”) on the Condensed Consolidated Financial Statements represent a portion of consolidated joint ventures and a variable interest entity in which the Company does not have direct equity ownership. Accounts and transactions between consolidated entities have been eliminated. Certain amounts in the prior years’ consolidated statements of changes in stockholders’ equity and statements of cash flows have been reclassified to conform to the current year presentation.

Pursuant to the Business Combination, the merger between Motion and Ambulnz, Inc. was accounted for as a reverse recapitalization in accordance with U.S. GAAP (the “Reverse Recapitalization”). Under this method of accounting, Motion was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Reverse Recapitalization was treated as the equivalent of Ambulnz, Inc. stock for the net assets of Motion, accompanied by a recapitalization. The net assets of Motion are stated at historical cost, with no goodwill or other intangible assets recorded. The consolidated assets, liabilities and results of operations prior to the Reverse Recapitalization are those of Ambulnz, Inc. The shares and corresponding capital amounts and earnings per share available for common stockholders, prior to the Business Combination, have been retroactively restated as shares reflecting the exchange ratio (645.1452 to 1) established in the Business Combination. Further, Ambulnz, Inc. was determined to be the accounting acquirer in the transaction, as such, the acquisition is considered a business combination under Accounting Standards Codification (“ASC”), Topic 805, Business Combinations, (“ASC 805”) and was accounted for using the acquisition method of accounting.

Principles of Consolidation

The accompanying Condensed Consolidated Financial Statements include the accounts of DocGo Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in these Condensed Consolidated Financial Statements.

The Company holds a variable interest in MD1 Medical Care P.C. (“MD1”) which contracts with physicians and other health professionals in order to provide services to the Company. MD1 is considered a variable interest entity (“VIE”) since it does not have sufficient equity to finance its activities without additional subordinated financial support. An enterprise having a controlling financial interest in a VIE must consolidate the VIE if it has both power and benefits—that is, it has (1) the power to direct the activities of a VIE that most significantly impacts the VIE’s economic performance (power) and (2) the obligation to absorb losses of the VIE that potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE (benefits). The Company has the power and rights to control all activities of MD1 and funds and absorbs all losses of the VIE and appropriately consolidates MD1.

Net loss for the VIE was $163,178 as of June 30, 2022. The VIE’s total assets, all of which were current, amounted to $324,866 on June 30, 2022. Total liabilities, all of which were current for the VIE, was $913,150 on June 30, 2022. The VIE’s total stockholders’ deficit was $588,284 on June 30, 2022.

DocGo Inc. and Subsidiaries

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Foreign Currency

The Company’s functional currency is the U.S. dollar. The functional currency of our foreign operation is the respective local currency. Assets and liabilities of foreign operations denominated in local currencies are translated at the spot rate in effect at the applicable reporting date, except for equity accounts which are translated at historical rates. The Condensed Consolidated Statements of Operations and Comprehensive Income are translated at the weighted average rate of exchange during the applicable period. The resulting unrealized cumulative translation adjustment is not material to the financial statements.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in its financial statements and the reported amounts of expenses during the reporting period. The most significant estimates in the Company’s financial statements relate to revenue recognition related to the allowance for doubtful accounts, stock based compensation, calculations related to the incremental borrowing rate for the Company’s lease agreements, estimates related to ongoing lease terms, software development costs, impairment of long-lived assets, goodwill and indefinite-lived intangible assets, business combinations, reserve for losses within the Company’s insurance deductibles, income taxes, and deferred income tax. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources.

Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Concentration of Credit Risk and Off-Balance Sheet Risk

The Company is potentially subject to concentration of credit risk with respect to its cash, cash equivalents and restricted cash, which the Company attempts to minimize by maintaining cash, cash equivalents and restricted cash with institutions of sound financial quality. At times, cash balances may exceed limits federally insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the funds are held. The Company has no financial instruments with off-balance sheet risk of loss.

Major Customers

The Company has one customer that accounted for approximately 30% of sales and 15% of net accounts receivable, and another customer that accounted for 17% of sales and 12% of net accounts receivable for the period ended June 30, 2022. As of the period ended June 30, 2021, one customer accounted for approximately 22% of sales and 11% of net accounts receivable, and another customer that accounted for 12% of sales and 21% of net accounts receivable. The Company expects to maintain its relationships with these customers.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

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Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non- emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less. The Company maintains most of its cash and cash equivalents with financial institutions in the U.S. The accounts at financial institutions in the U.S. are insured by the Federal Deposit Insurance Corporation (“FDIC”) and are in excess of FDIC limits. The Company had cash balances of approximately $797,000 and $803,000 with foreign financial institutions on June 30, 2022 and December 31, 2021, respectively.

Restricted Cash and Insurance Reserves

Cash and cash equivalents subject to contractual restrictions and not readily available are classified as restricted cash in the Condensed Consolidated Balance Sheets. Restricted cash is classified as either a current or non-current asset depending on the restriction period. The Company is required to pledge or otherwise restrict a portion of cash and cash equivalents as collateral for its line of credit, transportation equipment leases and a standby letter of credit as required by its insurance carrier (see Notes 8 and 13).

The Company utilizes a combination of insurance and self-insurance programs, including a wholly-owned captive insurance entity, to provide for the potential liabilities for certain risks, including workers’ compensation, automobile liability, general liability and professional liability. Liabilities associated with the risks that are retained by the Company within its high deductible limits are not discounted and are estimated, in part, by considering claims experience, exposure and severity factors and other actuarial assumptions. The Company has commercial insurance in place for catastrophic claims above its deductible limits.

ARM Insurance, Inc. a Vermont-based wholly-owned captive insurance subsidiary of the Company, charges the operating subsidiaries premiums to insure the retained workers’ compensation, automobile liability, general liability and professional liability exposures. Pursuant to Vermont insurance regulations, ARM Insurance, Inc. maintains certain levels of cash and cash equivalents related to its self-insurance exposures.

The Company also maintains certain cash balances related to its insurance programs, which are held in a self-depleting trust and restricted as to withdrawal or use by the Company other than to pay or settle self-insured claims and costs. These amounts are reflected in “Restricted cash” in the accompanying Condensed Consolidated Balance Sheets.

DocGo Inc. and Subsidiaries

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Fair Value of Financial Instruments

ASC 820, Fair Value Measurements, provides guidance on the development and disclosure of fair value measurements. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance classifies fair value measurements in one of the following three categories for disclosure purposes:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 prices for similar assets or liabilities that are directly or indirectly observable in the marketplace.

Level 3: Unobservable inputs which are supported by little or no market activity and values determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Fair value measurements discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2022 and December 31, 2021. For certain financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, restricted cash, accounts payable and accrued expenses, and due to seller, the carrying amounts approximate their fair values as it is short term in nature. The notes payable are presented at their carrying value, which based on borrowing rates currently available to the Company for loans with similar terms, approximates its fair values.

Accounts Receivable

The Company contracts with hospitals, healthcare facilities, businesses, state and local government entities, and insurance providers to transport patients and to provide Mobile Health services at specified rates. Accounts receivable consist of billings for transportation and healthcare services provided to patients. The billings will either be paid or settled on the patient’s behalf by health insurance providers, managed care organizations, treatment facilities, government sponsored programs, businesses, or patients directly. Accounts receivable are net of insurance provider contractual allowances, which are estimated at the time of billing based on contractual terms or other arrangements. Accounts receivable are periodically evaluated for collectability based on past credit history with payors and their current financial condition. Changes in the estimated collectability of accounts receivable are recorded in the results of operations for the period in which the estimate is revised. Accounts receivable deemed uncollectible are offset against the allowance for uncollectible accounts. The Company generally does not require collateral for accounts receivable.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. When an item is sold or retired, the costs and related accumulated depreciation or amortization are eliminated, and the resulting gain or loss, if any, is recorded in operating expenses in the Condensed Consolidated Statement of Operations and Comprehensive Income. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the respective assets. A summary of estimated useful lives is as follows:

Asset Category	Estimated Useful Life
Buildings	39 years
Office equipment and furniture	3 years
Vehicles	5-8 years
Medical equipment	5 years
Leasehold improvements	Shorter of useful life of asset or lease term

Expenditures for repairs and maintenance are expensed as incurred. Expenditures that improve an asset or extend its estimated useful life are capitalized.

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Software Development Costs

Costs incurred during the preliminary project stage, maintenance costs and routine updates and enhancements of products are expensed as incurred. The Company capitalizes software development costs intended for internal use in accordance with ASC 350-40, Internal-Use Software. Costs incurred in developing the application of its software and costs incurred to upgrade or enhance product functionalities are capitalized when it is probable that the expenses would result in future economic benefits to the Company and the functionalities and enhancements are used for their intended purpose. Capitalized software costs are amortized over its useful life.

Estimated useful life of software development activities are reviewed annually or whenever events or changes in circumstances indicate that intangible assets may be impaired and adjusted as appropriate to reflect upcoming development activities that may include significant upgrades or enhancements to the existing functionality.

Business Combinations

The Company accounts for its business combinations under the provisions of ASC 805-10, Business Combinations (“ASC 805-10”), which requires that the purchase method of accounting be used for all business combinations. Assets acquired and liabilities assumed, including NCI, are recorded at the date of acquisition at their respective fair values. ASC 805-10 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill.

Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. If the business combination provides for contingent consideration, the Company records the contingent consideration at fair value at the acquisition date and any changes in fair value after the acquisition date are accounted for as measurement-period adjustments. Changes in fair value of contingent consideration resulting from events after the acquisition date, such as earn-outs, are recognized as follows: (1) if the contingent consideration is classified as equity, the contingent consideration is not re-measured and its subsequent settlement is accounted for within equity, or (2) if the contingent consideration is classified as a liability, the changes in fair value are recognized in earnings. For transactions that are business combinations, the Company evaluates the existence of goodwill or a gain from a bargain purchase. The Company capitalizes acquisition-related costs and fees associated with asset acquisitions and immediately expenses acquisition-related costs and fees associated with business combinations.

The estimated fair value of net assets to be acquired, including the allocation of the fair value to identifiable assets and liabilities, is determined using established valuation techniques. Management uses assumptions based on historical knowledge of the business and projected financial information of the target. These assumptions may vary based on future events, perceptions of different market participants and other factors outside the control of management, and such variations may be significant to estimated values.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the recorded amount of long-lived assets, primarily property and equipment and finite-lived intangible assets, whenever events or changes in circumstance indicate that the recorded amount of an asset may not be fully recoverable. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. If an asset is determined to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Assets targeted for disposal are reported at the lower of the carrying amount or fair value less cost to sell. For the periods ending June 30, 2022 and December 31, 2021, management determined that there was no impairment loss required to be recognized for the carrying value of long-lived assets.

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Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the purchase price of an acquired business over the fair value of amounts assigned to assets acquired and liabilities assumed. Goodwill and indefinite-lived intangible assets, consisting primarily of operating licenses, are not amortized, but are evaluated for impairment on an annual basis, or on an interim basis when events or changes in circumstances indicate that the carrying value may not be recoverable. In assessing the recoverability of goodwill and indefinite-lived intangible assets, the Company makes assumptions regarding the estimated future cash flows, including forecasted revenue growth, projected gross margin and the discount rate to determine the fair value of these assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges against these assets in the reporting period in which the impairment is determined.

The Company tests goodwill for impairment at the reporting unit level, which is one level below the operating segment. The Company has the option of performing a qualitative assessment to determine whether further impairment testing is necessary before performing the one-step quantitative assessment. If as a result of the qualitative assessment, it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test will be required. Otherwise, no further testing will be required. If a quantitative impairment test is performed, the Company compares the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. Estimating the fair value of the reporting units requires significant judgment by management. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, goodwill impairment is recognized.

Any excess in carrying value over the estimated fair value is recorded as impairment loss and charged to the results of operations in the period such determination is made. For the periods ended June 30, 2022 and 2021, management determined that there was no impairment loss required to be recognized in the carrying value of goodwill or other intangible assets. The Company selected December 31 as its annual testing date.

Line of Credit

The costs associated with the Company’s line of credit are deferred and recognized over the term of the line of credit as interest expense.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to interest rate, market, or foreign currency risks. The Company evaluates its financial instruments to determine if such instruments contain features that qualify as embedded derivatives.

Related Party Transactions

The Company defines related parties as affiliates of the Company, entities for which investments are accounted for by the equity method, trusts for the benefit of employees, principal owners (beneficial owners of more than 10% of the voting interest), management, and members of immediate families of principal owners or management, other parties with which the Company may deal with if one party controls or can significantly influence management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Related party transactions are recorded within operating expenses in the Company’s Condensed Consolidated Statement of Operations and Comprehensive Income. For details regarding the related party transactions that occurred during the periods ended June 30, 2022 and 2021, refer to Note 15.

DocGo Inc. and Subsidiaries

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Revenue Recognition

On January 1, 2019, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC 606”), as amended.

To determine revenue recognition for contractual arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (1) identify each contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when (or as) the relevant performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services the Company provides to the customer.

The Company generates revenues from the provision of (1) ambulance and medical transportation services (“Transportation Services”) and (2) Mobile Health services. The customer simultaneously receives and consumes the benefits provided by the Company as the performance obligations are fulfilled, therefore the Company satisfies performance obligations immediately. The Company has utilized the “right to invoice” expedient which allows an entity to recognize revenue in the amount of consideration to which the entity has the right to invoice when the amount that the Company has the right to invoice corresponds directly to the value transferred to the customer. Revenues are recorded net of an estimated contractual allowances for claims subject to contracts with responsible paying entities. The Company estimates contractual allowances at the time of billing based on contractual terms, historical collections, or other arrangements. All transaction prices are fixed and determinable which includes a fixed base rate, fixed mileage rate and an evaluation of historical collections by each payer.

Nature of Our Services

Revenue is primarily derived from:

i.	Transportation Services: These services encompass both emergency response and non-emergency ambulance transport services. Net revenue from transportation services is derived from the transportation of patients based on billings to third party payors and healthcare facilities.

ii.

Mobile Health Services: These services include services performed at home and offices, COVID-19 testing and vaccinations, and event services which include on-site healthcare support at sporting events and concerts.

The Company concluded that Transportation Services and any related support activities are a single performance obligation under ASC 606. The transaction price is determined by the fixed rate usage-based fees or fixed fees which are agreed upon in the Company’s executed contracts. For Mobile Health, the performance of the services and any related support activities are a single performance obligation under ASC 606. Mobile Health services are typically billed based on a fixed rate (i.e., time and materials separately or combined) fee structure taking into consideration staff and materials utilized.

As the performance associated with such services is known and quantifiable at the end of a period in which the services occurred (i.e., monthly or quarterly), revenues are typically recognized in the respective period performed. The typical billing cycle for Transportation Services and Mobile Health services is same day to 5 days with payments generally due within 30 days. For Transportation Services, the Company estimates the amount of revenues unbilled at month end and recognizes such amounts as revenue, based on available data and customer history. The Company’s Transportation Services and Mobile Health services each represent a single performance obligation. Therefore, allocation is not necessary as the transaction price (fees) for the services provided is standard and explicitly stated in the contractual fee schedule and/or invoice. The Company monitors and evaluate all contracts on a case-by-case basis to determine if multiple performance obligations are present in a contractual arrangement.

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For Transportation Services, the customer simultaneously receives and consumes the benefits provided by the Company as the performance obligations are fulfilled, therefore the Company satisfies performance obligations at the same time. For Transportation Services, where the customer pays fixed rate usage-based fees, the actual usage in the period represents the best measure of progress. Generally, for Mobile Health services, the customer simultaneously receives and consumes the benefits provided by the Company as the performance obligations are fulfilled, therefore the Company satisfies performance obligations at the same time. For certain Mobile Health services that have a fixed fee arrangement, and the services are provided over time, revenue is recognized over time as the services are provided to the customer.

In the following table, revenue is disaggregated by as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Primary Geographical Markets
U.S.	$106,314,813	$59,946,797	$221,368,244	$107,308,709
U.K.	3,204,491	2,239,200	6,042,612	4,246,682
Total revenue	$109,519,304	$62,185,997	$227,410,856	$111,555,391

Major Segments/Service Lines
Transportation Services	$22,175,233	$28,936,421	$49,987,743	$47,740,979
Mobile Health	87,344,071	33,249,576	177,423,113	63,814,412
Total revenue	$109,519,304	$62,185,997	$227,410,856	$111,555,391

Stock Based Compensation

The Company expenses stock-based compensation over the requisite service period based on the estimated grant-date fair value of the awards. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model, and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. The Company accounts for forfeitures as they occur. All stock-based compensation costs are recorded in operating expenses in the Condensed Consolidated Statements of Operations and Comprehensive Income.

Earnings per Share

Earnings per share represents the net income attributable to stockholders divided by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock of the Company during the reporting periods. Potential dilutive common stock equivalents consist of the incremental common stock issuable upon exercise of warrants and the incremental shares issuable upon conversion of stock options. In reporting periods in which the Company has a net loss, the effect is considered anti-dilutive and excluded from the diluted earnings per share calculation. On June 30, 2021, the Company excluded from its calculation 39,446 shares because their inclusion would have been anti-dilutive.

Equity Method Investment

On October 26, 2021, the Company acquired a 50% interest in RND Health Services Inc. (“RND”) for $655,876. The Company uses the equity method to account for investments in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee but does not exercise control. The Company’s carrying value in the equity method investee is reflected in the caption “Equity method investment” on the Condensed Consolidated Balance Sheets. Changes in value of RND are recorded in “Gain from on equity method investment” on the Condensed Consolidated Statements of Operations and Comprehensive Income. The Company’s judgment regarding its level of influence over the equity method investee includes considering key factors, such as ownership interest, representation on the board of directors, and participation in policy-making decisions.

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On November 1, 2021, the Company acquired a 20% interest in National Providers Association, LLC (“NPA”) for $30,000. The Company uses the equity method to account for investments in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee but does not exercise control. The Company’s carrying value in the equity method investee is reflected in the caption “Equity method investment” on the Condensed Consolidated Balance Sheets. Changes in value of NPA are recorded in “Loss from equity method investment” on the Condensed Consolidated Statements of Operations and Comprehensive Income. The Company’s judgment regarding its level of influence over the equity method investee includes considering key factors, such as ownership interest, representation on the board of directors, and participation in policy-making decisions. Effective December 21, 2021, three members withdrew from NPA resulting in the remaining two members obtaining the remaining ownership percentage. On December 31, 2021 and June 30, 2022, DocGo owned 50% of NPA.

Under the equity method, the Company’s investment is initially measured at cost and subsequently increased or decreased to recognize the Company’s share of income and losses of the investee, capital contributions and distributions and impairment losses. The Company performs a qualitative assessment annually and recognizes an impairment if there are sufficient indicators that the fair value of the investment is less than carrying value.

Leases

The Company categorizes leases at its inception as either operating or finance leases based on the criteria in FASB ASC 842, Leases, (“ASC 842”). The Company adopted ASC 842 on January 1, 2019, using the modified retrospective approach, and has established a Right-of-Use (“ROU”) Asset and a current and non-current lease liability for each lease arrangement identified. The lease liability is recorded at the present value of future lease payments discounted using the discount rate that approximates the Company’s incremental borrowing rate for the lease established at the commencement date, and the ROU asset is measured as the lease liability plus any initial direct costs, less any lease incentives received before commencement. The Company recognizes a single lease cost, so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis.

The Company has lease arrangements for vehicles, equipment, and facilities. These leases typically have original terms not exceeding 10 years and, in some cases contain multi-year renewal options, none of which are reasonably certain of exercise. The Company’s lease arrangements may contain both lease and non-lease components. The Company has elected to combine and account for lease and non-lease components as a single lease component. The Company has incorporated residual value obligations in leases for which there is such occurrences. Regarding short-term leases, ASC 842-10-25-2 permits an entity to make a policy election not to apply the recognition requirements of ASC 842 to short-term leases. The Company has elected not to apply the ASC 842 recognition criteria to any leases that qualify as short-term leases.

Income Taxes

Income taxes are recorded in accordance with ASC 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or the Company’s tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense.

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Recently Issued Accounting Standards Not Yet Adopted

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses Troubled Debt Restructurings and Vintage Disclosures (“ASU 2022-02”), that eliminates accounting guidance for troubled debt restructurings by creditors in Subtopic 310-40 Receivables—Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. ASU 2022-02 also requires public business entities to disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost. This ASU only affects entities that already adopted ASU 2016-13, which is effective for fiscal years beginning after December 15, 2022. The Company expects that this ASU will not have a material impact on the Company’s Condensed Consolidated Financial Statements.

 3. Property and Equipment, net

Property and equipment, net, as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021

Office equipment and furniture	$2,292,194	$1,977,808
Buildings	527,284	527,284
Land	37,800	37,800
Transportation equipment	14,027,121	13,772,251
Medical equipment	4,285,584	3,949,566
Leasehold improvements	603,073	616,446
	21,773,056	20,881,155
Less: Accumulated depreciation	(9,543,059)	(8,147,266)
Property and equipment, net	$12,229,997	$12,733,889

The Company recorded depreciation expense of $729,560 and $570,351 for the three months ended June 30, 2022 and 2021, respectively.

The Company recorded depreciation expense of $1,441,438 and $1,099,192 for six months ended June 30, 2022 and 2021, respectively. The Company wrote off $45,645 of fully depreciated assets for the six months ended June 30, 2022.

4. Acquisition of Businesses

LJH Ambulance Acquisition

On November 20, 2020, AF WI LNZ, LLC, a subsidiary of Ambulnz-FMC North America LLC (“FMC NA”), a subsidiary of Holdings, entered into the Share Purchase Agreement (the “Agreement”) with LJH Ambulance (“LJH”). LJH was in the business of providing medical transportation services. The purchase price consisted of $465,000 cash consideration. The Company also agreed to pay the Seller 50% of all proceeds from accounts receivable that were outstanding as of the Agreement signing date that are actually received by the Company after the Agreement closing date. The LJH transaction closed on January 12, 2022 with the outstanding acquisition payable balance of $282,518 being paid off on March 4, 2022.

GMS Acquisition

On June 3, 2022, Holdings, entered into a Management Service Agreement (the “Agreement”) with Government Medical Services, LLC (“GMS”), a provider of medical services. On July 6, 2022 (the “Closing Date”), Holdings acquired GMS in exchange for $19 million in cash consideration. Holdings also agreed to pay GMS an additional $3 million upon GMS meeting certain performance conditions within a year of the Closing Date.

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Century Acquisition

On August 13, 2019, Ambulnz-FMC North America LLC, a subsidiary of Holdings, acquired 100% of the outstanding shares of common stock of Century Ambulance Service, Inc. (“Century”). Century was in the business of providing ambulette transportation services in New York City, Nassau and Suffolk Counties in New York State as a Medicaid Common Carrier ambulette service.

The aggregate purchase price payable by Ambulnz FMC-North America LLC was $400,000, consisting of $200,000 paid upon entering into the agreement with the remaining $200,000 to be paid upon the transfer of relevant regulatory approvals including the licenses to operate in New York City, Nassau and Suffolk Counties in New York State. The purchase price was allocated to the licenses acquired to operate the acquired business in New York State. The remaining $209,474 purchase price payment was paid off on July 1, 2022.

5. Goodwill

The Company recorded goodwill in connection with its acquisitions. The changes in the carrying value of goodwill for the period ended June 30, 2022 are as noted in the tables below:

Carrying Value
Balance at December 31, 2021	$8,686,966
Goodwill acquired during the period	-
Balance at June 30, 2022	$8,686,966

6. Intangibles

Intangible assets consist of the following as of June 30, 2022 and December 31, 2021:

	June 30, 2022
	Estimated Useful Life (Years)	Gross Carrying Amount	Additions	Accumulated Amortization	Net Carrying Amount
Patents	15 years	$48,668	$6,795	$(8,072)	$47,391
Computer software	5 years	$294,147	-	(248,416)	45,731
Operating licenses	Indefinite	$8,375,514	-	-	8,375,514
Internally developed software	4-5 years	$6,013,513	1,009,635	(5,076,383)	1,946,765
		$14,731,842	$1,016,430	$(5,332,871)	$10,415,401

	December 31, 2021
	Estimated Useful Life (Years)	Gross Carrying Amount	Additions	Accumulated Amortization	Net Carrying Amount
Patents	15 years	$19,275	$29,393	$(6,367)	$42,301
Computer software	5 years	132,816	161,331	(219,388)	74,759
Operating licenses	Indefinite	8,375,514	-	-	8,375,514
Internally developed software	4-5 years	2,146,501	3,867,012	(3,828,038)	2,185,475
		$10,674,106	$4,057,736	$(4,053,793)	$10,678,049

The Company recorded amortization expense of $645,715 and $457,960 for the three months ended June 30, 2022 and 2021, respectively.

The Company recorded amortization expense of $1,279,078 and $879,984 for the six months ended June 30, 2022 and 2021, respectively.

DocGo Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

Future amortization expense at June 30, 2022 for the next five years and in the aggregate are as follow:

Amortization Expense
2022, remaining	$729,885
2023	822,295
2024	272,757
2025	180,535
2026	3,698
Thereafter	30,717
Total	$2,039,887

7. Accrued Liabilities

Accrued liabilities consist of the following as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Accrued bonus	$3,730,768	$7,260,456
Accrued lab fees	3,479,852	4,885,539
Accrued payroll	7,031,788	3,539,301
Medicare advance	-	975,415
FICA/Medicare liability	739,629	739,629
Accrued general expenses	6,787,508	3,497,418
Accrued subcontractors	8,041,022	9,564,833
Accrued fuel and maintenance	320,565	450,842
Accrued workers compensation	5,426,284	2,259,571
Other current liabilities	578,023	736,021
Accrued legal fees	2,438,884	1,143,629
Credit card payable	82,196	58,223
Total accrued liabilities	$38,656,519	$35,110,877

8. Line of Credit

On May 13, 2021, the Company entered into a revolving loan and security agreement with a bank (the “Lender”), with a maximum revolving advance amount of $12,000,000. Each Revolving Advance carried interest at a per annum rate equal to the Wall Street Journal Prime Rate, plus one percent (1.00%), but in no event less than five percent (5.00%) per annum, calculated on the basis of a 360-day year for the actual number of days elapsed (“Contract Rate”). The revolving loan had a maturity date of May 12, 2022 (“Maturity Date”). This loan was secured by all assets of entities owned 100% by DocGo Inc. This loan was subject to certain financial covenants such as a Fixed Charge Coverage Ratio and Debt to Effective Tangible Net Worth, as defined in the agreement. The Company decided not to renew the agreement on the Maturity Date, therefore, the balance was $0 as of June 30, 2022.

On December 17, 2021, Ambulnz-FMC North America, LLC (“FMC NA”), entered into a revolving loan and bridge credit and security agreement with a subsidiary of one of its members with a maximum revolving advance amount of $12,000,000. Each Revolving Advance shall bear interest at a per annum rate equal to the Wall Street Journal Prime Rate (5.5% at June 30, 2022), as the same may change from time to time, plus one percent (1.00%), but in no event less than five percent (5.00%) per annum, calculated on the basis of a 360-day year for the actual number of days in the applicable period. The agreement is subject to certain financial covenants such as an unused fee, whereas the Company shall pay to the subsidiary of one of its members an unused fee in the amount of 0.5% of the average daily amount by which the Revolving Commitment Amount ($12 million) exceeds the principal balance of the aggregate outstanding advances. All accrued and unpaid interest and unused fee shall be due and payable on the first anniversary of the date of the agreement (“Revolving Credit Maturity Date”). This loan is secured by all assets of entities owned 100% by DocGo Inc. As of December 31, 2021, the outstanding balance of the line of credit was zero. On January 26, 2022, the Company drew $1,000,000 to fund operations and meet short-term obligations. As of June 30, 2022, the outstanding balance of the line of credit was $1,000,000.

DocGo Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

9. Notes Payable

The Company has various loans with finance companies with monthly installments aggregating $60,499, inclusive of interest ranging from 2.5% through 7.5%. The notes mature at various times through 2051 and are secured by transportation equipment.

The following table summarizes the Company’s notes payable:

	June 30, 2022	December 31, 2021
Equipment and financing loans payable, between 2.5% and 7.5% interest and maturing between January 2022 and May 2051	$1,615,290	$1,903,288
Loan received pursuant to the Payroll Protection Program	-	-
Total notes payable	1,615,290	1,903,288
Less: current portion of notes payable	$566,426	$600,449
Total non-current portion of notes payable	$1,048,864	$1,302,839

Interest expense was $43,508 and $61,324 for the periods ended June 30, 2022 and December 31, 2021, respectively.

Future minimum annual maturities of notes payable as of June 30, 2022 are as follows:

Notes Payable
2022, remaining	270,596
2023	483,842
2024	320,070
2025	244,683
2026	146,099
Thereafter	150,000
Total maturities	$1,615,290
Current portion of notes payable	(566,426)
Long-term portion of notes payable	$1,048,864

10. Business Segment Information

The Company conducts business as two operating segments, Transportation Services and Mobile Health services. In accordance with ASC 280, Segment Reporting, operating segments are components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker, who is the chief executive officer, in deciding how to allocate resources and assessing performance. The Company’s business operates in two operating segments because the Company’s entities have two main revenue streams, and the Company’s chief operating decision maker evaluates the Company’s financial information and resources and assesses the performance of these resources by revenue stream.

DocGo Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

The accounting policies of the segments are the same as the accounting policies of the Company as a whole. The Company evaluates the performance of its Transportation Services and Mobile Health services segments based primarily on results of operations.

Operating results for the business segments of the Company are as follows:

	Transportation Services	Mobile Health Services	Total
Three Months Ended June 30, 2022
Revenues	$22,175,233	$87,344,071	$109,519,304
Income (loss) from operations	(19,493,937)	26,951,694	$7,457,757
Total assets	$198,330,033	$133,525,355	$331,855,388
Depreciation and amortization expense	$1,819,937	$217,834	$2,037,771
Stock compensation	$511,990	$1,487,629	$1,999,619
Long-lived assets	$28,216,054	$3,116,310	$31,332,364

Three Months Ended June 30, 2021
Revenues	$28,936,421	33,249,576	$62,185,997
Income (loss) from operations	(598,737)	857,496	258,759
Total assets	$94,500,701	$28,634,083	$123,134,784
Depreciation and amortization expense	$(1,756,843)	$(140,208)	$(1,897,051)
Stock compensation	$360,600	$9,400	$370,000
Long-lived assets	$25,939,839	$1,905,129	$27,844,968

DocGo Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

	Transportation Services	Mobile Health Services	Total
Six Months Ended June 30, 2022
Revenues	$49,987,743	$177,423,113	$227,410,856
Income (loss) from operations	(28,822,314)	46,374,636	$17,552,322
Total assets	$198,330,033	$133,525,355	$331,855,388
Depreciation and amortization expense	$3,807,258	$431,534	$4,238,792
Stock compensation	$879,809	$2,542,747	$3,422,556
Long-lived assets	$28,216,054	$3,116,310	$31,332,364
Six Months Ended June 30, 2021
Revenues	$47,740,979	63,814,412	$111,555,391
Income (loss) from operations	(4,000,937)	2,385,739	(1,615,198)
Total assets	$94,500,701	$28,634,083	$123,134,784
Depreciation and amortization expense	$3,354,519	$140,208	$3,494,727
Stock compensation	$752,134	$9,400	$761,534
Long-lived assets	$25,939,839	$1,905,129	$27,844,968

Long-lived assets include property, plant and equipment, goodwill and intangible assets.

Geographic Information

Revenues by geographic location are included in Note 2.

11. Equity

Preferred Stock

In November 2021, the Company’s Series A preferred stock was cancelled and converted into the right to receive a portion of merger consideration issuable as common stock of DocGo, par value $0.0001 (the “Common Stock”), pursuant to the terms and conditions set forth in the Merger Agreement. The Company’s Condensed Consolidated Statements of Changes in Stockholders’ Equity reflect the 2020 shares as if the Merger occurred in 2020.

Prior to the reverse merger, on May 23, 2019, the Series A preferred stock was formed, and 40,000 shares were authorized. Each share of Series A preferred stock was convertible into Class A common stock at a conversion price of $3,000 per share, subject to adjustment as defined in the articles of incorporation.

Series A preferred stockholders had voting rights equivalent to the number of common stock shares issuable upon conversion. The Series A preferred stockholders were entitled to a non-cumulative dividend equal to 8% of the original issue price as defined in the agreement when declared by the board of directors.

The holders of the Series A preferred stock had preferential liquidation rights and rank senior to the holders of common stock. If a liquidation were to occur, the holders of the Series A preferred stock would have been paid an amount equal to $3,000 per share, subject to adjustment as defined in the articles of incorporation, plus all accrued and unpaid dividends thereon. After the payment of the Series A preferred stockholders, the common stockholders would have been paid out on a pro-rata basis.

DocGo Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

Common Stock

On November 1, 2017, Ambulnz, Inc. converted its legal structure from a limited liability company to a corporation and converted its membership units into shares of common stock at a rate of 1,000 shares per membership unit. The total authorized number of shares of common stock converted was 100,000 shares, comprised of 35,597 shares of Class A common stock and 64,402 shares of Class B common stock.

Prior to the reverse merger, on May 23, 2019, the Ambulnz, Inc amended and restated its articles of incorporation and the total authorized common stock increased to 154,503 shares, comprised of 78,000 shares of Class A common stock and 76,503 shares of Class B common stock. The Class A common stockholders had voting rights equivalent to one vote per share of common stock and the Class B common stockholders have no voting rights. Dividends may be paid to the common stockholders out of funds legally available, when declared by the board of directors.

Share Repurchase Program

On May 24, 2022, the Company was authorized to purchase up to $40 million of the Company’s common stock under a share repurchase program (the “Program”). During the second quarter of 2022, the Company repurchased 70,000 shares of its common stock for $498,000. These shares were subsequently cancelled. The Program does not obligate the Company to acquire any specific number of shares and will expire on November 24, 2023. Under the Program, shares may be repurchased using a variety of methods, including privately negotiated and/or open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as part of accelerated share repurchases, block trades and other methods. The timing, manner, price and amount of any common stock repurchases under the Program are determined by the Company in its discretion and depend on a variety of factors, including legal requirements, price and economic and market conditions.

Preacquisition Warrants

On February 15, 2018, the Company issued warrants to purchase 1,367 shares of Class B common stock at a purchase price of $0.01 per share to an investor in conjunction with a capital investment. The warrants had no expiration date. The fair value on the date of issuance was $5,400 per share, for a total fair value of $7,381,800. On May 23, 2019, the warrants were exchanged for warrants to purchase 2,461 shares of Series A preferred stock at a purchase price of $0.01 per share. The exchanged warrants have no expiration date, and had a fair value on the date of issuance of $3,000 per share for a total fair value of $7,383,000. These warrants were cashless exercised in November 2021 for 1,587,700 shares of common DocGo Inc. common stock.

On June 5, 2019, the Company issued warrants to purchase 667 shares of Series A preferred stock at a purchase price of $3,000 per share to an investor in conjunction with a capital investment. The warrants would have expired on June 6, 2029. The fair value on the date of issuance was $2,078 per warrant for a total fair value of $1,386,026. These warrants were cashless exercised in November 2021 for 229,807 shares of common DocGo Inc. common stock.

12. Stock Based Compensation

Stock Options

In 2021, the Company established the DocGo Inc. Equity Incentive Plan (the “Plan”), which replaced Ambulnz, Inc’s 2017 Equity Incentive Plan. The Company reserved 16,607,894 shares of common stock for issuance under the Plan. The Company’s stock options generally vest on various terms based on continuous services over periods ranging from three to five years. The stock options are subject to time vesting requirements through 2032 and are nontransferable. Stock options granted have a maximum contractual term of 10 years. On June 30, 2022, approximately 3.0 million employee stock options on a converted basis had vested.

DocGo Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Before the Company’s shares of stock were publicly traded, management took the average of several publicly traded companies that were representative of the Company’s size and industry in order to estimate its expected stock volatility. The expected term of the options represented the period of time the instruments are expected to be outstanding. The Company based the risk-free interest rate on the rate payable on the U.S. Treasury securities corresponding to the expected term of the awards at the date of grant. Expected dividend yield was zero based on the fact that the Company had not historically paid and does not intend to pay a dividend in the foreseeable future.

The Company utilized contemporaneous valuations in determining the fair value of its shares at the date of option grants. Prior to the Merger, each valuation utilized both the discounted cash flow and guideline public company methodologies to estimate the fair value of its shares on a non-controlling and marketable basis. The December 31, 2020 valuations also included an approach that took into consideration a pending non-binding letter of intent from Motion Acquisition Corp. The March 11, 2021 valuation report relied solely on the fair value of the Company’s shares implied by the March 8, 2021 Merger Agreement with Motion Acquisition Corp.

A discount for lack of marketability was applied to the non-controlling and marketable fair value estimates determined above. The determination of an appropriate discount for lack of marketability was based on a review of discounts on the sale of restricted shares of publicly traded companies and put-based quantitative methods. Factors that influenced the size of the discount for lack of marketability included (a) the estimated time it would take for a Company stockholder to achieve marketability, and (b) the volatility of the Company’s business.

The following assumptions were used to compute the fair value of the stock option grants during the period ended June 30, 2022 and 2021:

	Period Ended June 30, 2022
	2022	2021
Risk-free interest rate	0.71%	0.06%
Expected term (in years)	4	.5 - 2
Volatility	60%	65%
Dividend yield	0%	0%

The following table summarizes the Company’s stock option activity under the Plan for the period ended June 30, 2022:

	Options Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Balance as of December 31, 2021	8,422,972	$6.21	8.77	$24,706,020
Granted/ Vested during the year	2,028,281	4.67	9.24	-
Exercised during the year	(613,074)	1.88	6.57	-
Cancelled during the year	(417,876)	7.70	9.05	-
Balance as of June 30, 2022	9,420,303	6.52	8.55	$13,284,689
Options vested and exercisable at June 30, 2022	2,971,140	$5.76	7.42	$8,778,770

The aggregate intrinsic value in the above table is calculated as the difference between fair value of the Company’s common stock price and the exercise price of the stock options. The weighted average grant date fair value per share for stock option grants during the periods ended June 30, 2022 and December 31, 2021 was $7.15 and $2.80, respectively. On June 30, 2022 and December 31, 2021, the total unrecognized compensation related to unvested stock option awards granted was $22,868,377 and $20,792,804, respectively, which the Company expects to recognize over a weighted-average period of approximately 3.58 years.

DocGo Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

Restricted Stock Units

The fair value of restricted stock units (“RSUs”) is determined on the date of grant. The Company records compensation expense in the Condensed Consolidated Statement of Operations and Comprehensive Income on a straight-line basis over the vesting period for RSUs. The vesting period for employees and members of the Board of Directors ranges from one to four years.

Activity under RSUs was as follows:

	RSUs	Weighted- Average Grant Date Fair Value Per RSU
Balance as of December 31, 2021	50,192	$9.97
Granted	146,853	7.15
Vested as of June 30, 2022	(8,258)	9.97
Forfeited	-	-
Balance as of June 30, 2022	188,787	7.78
Vested and unissued at June 30, 2022	-
Non-vested at June 30, 2022	188,787	7.78

The total grant-date fair value of RSUs granted during the period ended June 30, 2022 was $1,049,999.

For the period ended June 30, 2022, the Company recorded stock-based compensation expense related to RSUs of $82,305.

As of June 30, 2022, the Company had $1,467,949 in unrecognized compensation cost related to non-vested RSUs, which is expected to be recognized over a weighted-average period of approximately 3.2 years.

13. Leases

Operating Leases

The Company is obligated to make rental payments under non-cancellable operating leases for office, dispatch station space, and transportation equipment, expiring at various dates through 2026. Under the terms of the leases, the Company is also obligated for its proportionate share of real estate taxes, insurance and maintenance costs of the property. The Company is required to hold certain funds in restricted cash and cash equivalents accounts under some of these agreements.

Certain leases for property and transportation equipment contain options to purchase, extend or terminate the lease. Determining the lease term and amount of lease payments to include in the calculation of the right-of-use (ROU) asset and lease obligations for leases containing options requires the use of judgment to determine whether the exercise of an option is reasonably certain and whether the optional period and payments should be included in the calculation of the associated ROU asset and lease obligation. In making such judgment, the Company considers all relevant economic factors that would require whether to exercise or not exercise the option.

The Company’s lease agreements generally do not provide an implicit borrowing rate. Therefore, the Company used a benchmark approach to derive an appropriate imputed discount rate. The Company benchmarked itself against other companies of similar credit ratings and comparable quality and derived imputed rates, which were used to discount its real estate lease liabilities. The Company used estimated borrowing rates of 6% on January 1, 2019, for all leases that commenced prior to that date, for office spaces and transportation equipment.

DocGo Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

Lease Costs

The table below comprise lease expenses for the periods ended June 30, 2022 and 2021:

	Three Months Ended		Six Months Ended
Components of total lease cost:	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Operating lease expense	$428,728	$446,564	$891,353	$937,939
Short-term lease expense	273,601	125,745	528,697	193,795
Total lease cost	$702,329	$572,309	$1,420,050	$1,131,734

Lease Position as of June 30, 2022

Right-of-use lease assets and lease liabilities for the Company’s operating leases were recorded in the Condensed Consolidated Balance Sheets as follows:

	June 30, 2022	December 31, 2021
Assets
Lease right-of-use assets	$3,812,085	$4,195,682
Total lease assets	$3,812,085	$4,195,682

Liabilities
Current liabilities:
Lease liability - current portion	$1,421,036	$1,461,335
Noncurrent liabilities:
Lease liability, net of current portion	2,651,849	2,980,946
Total lease liability	$4,072,885	$4,442,281

Lease Terms and Discount Rate

Weighted average remaining lease term (in years) - operating leases	3.97
Weighted average discount rate - operating leases	6.00%

Undiscounted Cash Flows

Future minimum lease payments under the operating leases at June 30, 2022 are as follows:

Operating Leases
2022, remaining	$891,985
2023	1,338,089
2024	897,548
2025	894,740
2026	483,775
2027 and thereafter	14,625
Total future minimum lease payments	4,520,762
Less effects of discounting	(447,877)
Present value of future minimum lease payments	$4,072,885

Operating lease expense was approximately $428,728 and $446,564 for the three months ended June 30, 2022 and 2021, respectively.

Operating lease expense was approximately $891,353 and $937,939 for the six months ended June 30, 2022 and 2021, respectively.

DocGo Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

For the three months ended June 30, 2022, the Company made $428,728 of fixed cash payments related to operating leases and $851,307 related to finance leases.

For the three months ended June 30, 2021, the Company made $446,564 of fixed cash payments related to operating leases and $652,891 related to finance leases.

For the six months ended June 30, 2022, the Company made $891,353 of fixed cash payments related to operating leases and $1,473,882 related to finance leases.

For the six months ended June 30, 2021, the Company made $937,939 of fixed cash payments related to operating leases and $1,254,392 related to finance leases.

Finance Leases

The Company leases vehicles under a non-cancelable finance lease agreements with a liability of $7,931,349 and $10,139,410 as of June 30, 2022 and December 31, 2021, respectively. This includes accumulated depreciation expense of $8,837,761 and $7,095,242 as of June 30, 2022 and December 31, 2021, respectively.

Depreciation expense for the vehicles under non-cancelable lease agreements amounted to $662,495 and $710,645 for the three months ended June 30, 2022 and 2021, respectively.

Depreciation expense for the vehicles under non-cancelable lease agreements amounted to $1,518,276 and $1,357,457 for the six months ended June 30, 2022 and 2021, respectively.

Gain on Lease Remeasurement

In June 2022, the Company reassessed its finance lease estimates relating to vehicle milage and residual value. As a result, the Company determined to purchase the vehicles at the end of the leases which resulted in a gain of $1.4 million recorded as gains from lease accounting on the Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income (Loss).

Lease Payments

The table below presents lease payments for the periods ended June 30, 2022 and 2021:

	Three Months Ended		Six Months Ended
Components of total lease payment:	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Finance lease payment	$851,307	$652,891	$1,473,882	$1,254,392
Short-term lease payment	-	-		-
Total lease payments	$851,307	$652,891	$1,473,882	$1,254,392

DocGo Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

Lease Position as of June 30, 2022

Right-of-use lease assets and lease liabilities for the Company’s finance leases were recorded in the Condensed Consolidated Balance Sheets as follows:

	June 30, 2022	December 31, 2021
Assets
Lease right-of-use assets	$8,408,399	$9,307,113
Total lease assets	$8,408,399	$9,307,113

Liabilities
Current liabilities:
Lease liability - current portion	$2,655,037	$3,271,990
Noncurrent liabilities:
Lease liability, net of current portion	5,276,312	6,867,420
Total lease liability	$7,931,349	$10,139,410

Lease Terms and Discount Rate

The table below presents certain information related to the weighted average remaining lease term and the weighted average discount rate for the Company’s finance leases as of June 30, 2022:

Weighted average remaining lease term (in years) - finance leases	4.14
Weighted average discount rate - finance leases	6.01%

Undiscounted Cash Flows

Future minimum lease payments under the finance leases at June 30, 2022 are as follows:

Finance Leases
2022, remaining	1,634,535
2023	2,660,174
2024	1,930,614
2025	1,628,715
2026	826,735
2027 and thereafter	133,586
Total future minimum lease payments	8,814,359
Less effects of discounting	(883,010)
Present value of future minimum lease payments	$7,931,349

DocGo Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

14. Other Income

As of June 30, 2022, the Company recognized other income of $11,387, net of $19,660 from realized foreign exchange loss offset by rental income of $31,047.

15. Related Party Transactions

Historically, the Company has been involved in transactions with various related parties.

Ely D. Tendler Strategic & Legal Services PLLC provides commission services for the Company. Ely D. Tendler Strategic & Legal Services PLLC is owned by the General Counsel of the Company, and therefore is a related party. The Company made commission payments to Ely D. Tendler Strategic & Legal Services PLLC totaling $234,255 and $127,093 for the three months ended June 30, 2022 and 2021, respectively, and $443,408 and $290,218 for the six months ended June 30, 2022 and 2021, respectively.

Included in accounts payable were $99,585 and $85,133 due to this related party as of June 30, 2022 and December 31, 2021, respectively.

16. Income Taxes

As a result of the Company’s history of net operating losses (“NOL”), the Company had historically provided for a full valuation allowance against its deferred tax assets for assets that were not more-likely-than-not to be realized. The Company’s income tax (expense) benefit for the three months ended June 30, 2022 and 2021 were $(321,660) and $1,107, respectively, and $(761,839) and $(8,923) for the six months ended June 30, 2022 and 2021, respectively. The Company’s effective tax rate was 4.14% and 1.10% for the three months ended June 30, 2022 and 2021, respectively, and 4.30% and 0.47% for the six months ended June 30, 2022 and 2021, respectively. In determining the quarterly provision for income taxes, we use an estimated annual effective tax rate adjusted for discrete items. This rate is based on our expected annual income, statutory tax rates, and best estimates of nontaxable and nondeductible income and expense items.

17. 401(K) Plan

The Company has established a 401(k) plan in January 2022 that qualifies as a deferred compensation arrangement under Section 401 of the Internal Revenue Code. All U.S. employees that complete two months of service with the Company are eligible to participate in the plan. The Company did not make any employer contributions to this plan as of June 30, 2022.

18. Legal Proceedings

From time to time, the Company may be involved as a defendant in legal actions that arise in the normal course of business. In the opinion of management, the Company has adequate legal defense on all legal actions, and the results of any such proceedings would not materially impact the Condensed Consolidated Financial Statements of the Company. The Company provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. In accordance with such guidance, the Company establishes accruals for such matters when potential losses become probable and can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the Condensed Consolidated Financial Statements.

DocGo Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

As of June 30, 2022 and December 31, 2021, the Company recorded a liability of $1,000,000, which represents an amount for an agreed settlement, under the terms of a memorandum of understanding, of various class-based claims, both actual and potential, under Federal and California state law, as described in detail below. The settlement is subject to court approval.

Stephanie Zamora, Jascha Dlugatch, et al. v. Ambulnz Health, LLC, et al. was filed in the Los Angeles Superior Court on October 11, 2018, and the complaint alleged wage and hour violations pursuant to California’s Private Attorneys’ General Act of 2004 (“PAGA”). On February 24, 2020, this case was consolidated with Jascha Dlugatch, et. al. v. Ambulnz Health, LLC (the “Consolidated Compliant”), another lawsuit filed in the Los Angeles Superior Court.  On May 6, 2021, the parties attended mediation and settled the claims pled in the Consolidated Complaint on a class-wide and PAGA basis in exchange for a proposed $1 million payment by Ambulnz Health, inclusive of administrative costs and fees. The parties are working on preparing all documents to obtain court approval of their settlement and anticipate obtaining preliminary approval of their settlement in the near future, subject to Court calendars and pandemic related backlogs.

19. Risk and Uncertainties

COVID-19 Risks, Impacts and Uncertainties

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 Outbreak”) and the risks to the international community as the virus spreads globally. In March 2020, the WHO classified the COVID-19 Outbreak as a pandemic, based on the rapid increase in exposure globally.

The spread of COVID-19 and the related country-wide shutdowns and restrictions had a mixed impact on the Company’s business. In the ambulance transportation business, which predominantly comprises of non-emergency medical transportation, the Company saw a decline in volumes from historical and expected levels, as elective surgeries and other procedures were postponed. In some of the Company’s larger markets, such as New York and California, there were declines in trip volume. In addition, the Company experienced lost revenues associated with sporting, concerts and other events, as those events were cancelled or had a significantly restricted (or entirely eliminated) the number of permitted attendees. Both ambulance transports and event-related revenues have since recovered to pre-COVID levels or higher.

There are two areas where the Company has experienced positive business impacts from COVID-19. In April and May 2020, the Company participated in an emergency project with Federal Emergency Management Agency (“FEMA”) in the New York City area. This engagement resulted in incremental transportation revenue. In addition, in response to the need for widespread COVID-19 testing and available Emergency Medical Technicians (“EMT”) and Paramedics, the Company formed a new subsidiary, Rapid Reliable Testing, LLC (“RRT”), with the goal to perform COVID-19 tests at nursing homes, municipal sites, businesses, schools and other venues. RRT is part of the Mobile Health segment.

Medicare Accelerated Payments

Medicare accelerated payments of approximately $2,397,024 were received by the Company in April 2020. Effective October 8, 2020, CMS is no longer accepting new applications for accelerated payments. Accordingly, the Company does not expect to receive additional Medicare accelerated payments. Payments under the Medicare Accelerated and Advance Payment program are advances that must be repaid. Effective October 1, 2020, the program was amended such that providers are required to repay accelerated payments beginning one year after the payment was issued. After such one-year period, Medicare payments owed to providers will be recouped according to the repayment terms. The repayment terms specify that for the first 11 months after repayment begins, repayment will occur through an automatic recoupment of 25% of Medicare payments otherwise owed to the provider. At the end of the eleven-month period, recoupment will increase to 50% for six months. At the end of the six months (or 29 months from the receipt of the initial accelerated payment), Medicare will issue a letter for full repayment of any remaining balance, as applicable. In such event, if payment is not received within 30 days, interest will accrue at the annual percentage rate of four percent (4%) from the date the letter was issued and will be assessed for each full 30-day period that the balance remains unpaid. There were no Medicare accelerated payments reflected within accrued liabilities in the Condensed Consolidated Balance Sheets as of June 30, 2022, compared to $975,415 as of December 31, 2021. The Company’s estimate of the current liability is a function of historical cash receipts from Medicare and the repayment terms set forth above.

20. Subsequent Events

On July 6, 2022, Holdings acquired Government Medical Services, LLC (“GMS”) in exchange for $19 million in cash. GMS is engaged in the business of providing licensed healthcare clinicians.

On July 13, 2022, the Company acquired Exceptional Medical Transportation, LLC (“Exceptional”) in exchange for $6.4 million in cash. Exceptional is in the business of providing medical transportation services.

On July 20, 2022, Ambulnz Community Partners LTD, a subsidiary of the Company located in United Kingdom, entered into a financing agreement to acquire six ambulances. The total purchase price was approximately £0.6 million GBP (approximately $0.7 million), payable in 60 monthly installment payments starting on August 26, 2022.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context requires otherwise, references to “DocGo,” “we,” “us,” “our” and “the Company” in this section are to the business and operations of DocGo Inc. The following discussion and analysis should be read in conjunction with DocGo’s Condensed Consolidated Financial Statements and related notes thereto included in this Quarterly Report on Form 10-Q. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause DocGo’s actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed herein and under the caption, “Cautionary Note Regarding Forward-Looking Statements.”

Certain figures, such as interest rates and other percentages, included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in DocGo’s Condensed Consolidated Financial Statements or in the associated notes. Certain other amounts that appear in this section may similarly not sum due to rounding.

Cautionary Note Regarding Forward-Looking Statements

This Quarterly Report on Form 10-Q includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding, among other things, the plans, strategies and prospects, both business and financial, of the Company. These statements are based on the beliefs and assumptions of our management. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions or expectations. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Additional information regarding the risks and uncertainties and other important factors that could cause actual results to differ materially from those in the forward-looking statements is set forth under the heading “Risk Factors” in Part I, Item 1A. in DocGo’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2022 (the “2021 Form 10-K”), and may be updated in this and other subsequent Quarterly Reports on Form 10-Q. Forward-looking statements are not guarantees of future performance and speak only as of the date hereof. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise, except as required by law.

Overview

DocGo, which was originally incorporated in 2015, is a healthcare transportation and mobile services company that uses proprietary dispatch and communication technology to provide quality healthcare transportation and mobile, in-person medical treatment directly to patients in the comfort of their homes, workplaces and other non-traditional locations, in major metropolitan cities in the U.S. and the U.K.

The Company derives revenue primarily from its two operating segments: Transportation Services and Mobile Health services.

●	Transportation Services: The services offered by this segment encompass both emergency response and non-emergency ambulance transport services. Net revenue from Transportation Services is derived from the transportation of patients based on billings to third-party payors and healthcare facilities.

●	Mobile Health Services: The services offered by this segment include services performed at home and offices, COVID-19 testing, and event services which include on-site healthcare support at sporting events and concerts.

See Note 10, “Business Segment Information” to the Condensed Consolidated Financial Statements for additional information regarding DocGo’s segments.

For the three months ended June 30, 2022, the Company recorded net income of $11.8 million, compared to net income of $0.1 million in the three months ended June 30, 2021.

For the six months ended June 30, 2022, the Company recorded net income of $21.1 million, compared to a net loss of $1.9 million in the six months ended June 30, 2021.

COVID-19

The spread of COVID-19 and the related shutdowns and restrictions had a mixed impact on our business. In the ambulance transportation business, which comprises of, non-emergency medical transport, the Company saw a decline in volumes from historical and expected levels, as elective surgeries and other non-emergency surgical procedures were postponed. In addition, the Company experienced lost revenue associated with sporting, concerts and other events, as those events were cancelled or had a significantly restricted (or entirely eliminated) number of permitted attendees. Both ambulance transports and event-related revenues have since recovered to pre-COVID levels or higher.

There are two areas where the Company experienced positive business impacts from COVID-19. In April and May 2020, the Company participated in an emergency project with Federal Emergency Management Agency in the New York City area. This engagement resulted in incremental transportation revenue that partially offset some of the lost non-emergency transport revenues. In addition, in response to the need for widespread COVID-19 testing and available EMTs and paramedics, the Company expanded its operations to include Rapid Reliable Testing (“RRT”), with the goal of performing COVID-19 tests at nursing homes, municipal sites, businesses, schools and other venues. RRT is part of the Mobile Health business segment. Mobile Health generated approximately $87.3 and $177.4 million in revenue in the three and six months ended June 30, 2022, respectively, as compared to $33.2 and $63.9 million in the three and six months ended June 30, 2021, respectively.

During 2020 and the early part of 2021, the Company continued to operate with several back-office employees working remotely. To date, the Company has not witnessed any degradation in productivity from these employees, the large majority of whom have now returned to their respective offices, and our operations have proceeded without major interruption. By early 2021, nearly all remote employees had returned to work in their respective offices and other locations. DocGo also utilized several government programs in 2020 related to the pandemic, receiving approximately $1.0 million in payments through the Public Health and Social Services Emergency Fund authorized under the Coronavirus Aid, Relief and Economic Security Act and related legislation as well as various state and local programs, net of amounts that will be repaid. DocGo also received accelerated Medicare payments of approximately $2.4 million that were repaid in 2022.

While it is very difficult to accurately predict the future direction of the effects of the COVID-19 pandemic, and the related impact on medical transportation levels, the revenue from the Transportation Services segment during 2021 exceeded that of 2020 by approximately 33%. Since the beginning of 2021, trip volumes in most of our markets have started to return to more normal historical levels, and this trend has continued into 2022 The Company generated, during 2021, COVID-19 testing revenue, included in its Mobile Health services segment, above the levels projected, and this persisted in the second quarter of 2022. Given the nature of the Company’s contracts with most of its customers, which include multiple procedures for which the Company is paid per hours worked, per vehicles and related equipment utilized and on a per-procedure basis, it is difficult to determine the revenues that are attributable to COVID-19 testing. However, the Company estimates that COVID-19 testing revenue in the three and six months ended June 30, 2022 amounted to approximately $28 million and $66 million, respectively. In a broader, strategic sense, the consumer focus on Mobile Health services and the formation of RRT, and its emergence as a significant contributor to overall revenues, have accelerated the diversification in the Company’s business by more rapid expansion of the Mobile Health segment.

The Company’s current business plan assumes gradual recovery of industry-wide transportation volumes to historical levels, plus an increased demand for mobile health services, a demand that was accelerated by the pandemic, but which is also being driven by longer-term secular factors, such as the increasing desire on the part of patients to receive treatments outside of traditional settings, such as doctor’s offices and hospitals. However, given the unpredictable, unprecedented, and fluid nature of the pandemic and its economic consequences, we are unable to predict the duration and extent to which the pandemic and its related positive and negative impacts will affect our business, financial condition, and results of operations in future periods.

Factors Affecting Our Results of Operations

Our operating results and financial performance are influenced by a variety of factors, including, among others, obtaining operating licenses, acquisitions, conditions in the healthcare transportation and mobile health services markets and economic conditions generally, availability of healthcare professionals, changes in the cost of labor, and production schedules of our suppliers. Some of the more important factors are briefly discussed below. Future revenue growth and improvement in operating results will be largely contingent on DocGo’s ability to penetrate new markets and further penetrate existing markets, which is subject to a number of uncertainties, many of which are beyond DocGo’s control. The COVID-19 pandemic has also significantly impacted DocGo’s business, as discussed above.

Operating Licenses

DocGo has historically pursued a strategy of applying for ambulance operating licenses in the states, counties and cities, identified for future new market entry. The approval of a new operating license may take an extended period of time. DocGo reduces this risk through its acquisition strategy by identifying businesses and/or underlying licenses in these new markets that may be for sale.

Acquisitions

Historically, DocGo has pursued an acquisition strategy to obtain ambulance operating licenses from small operators. Future acquisitions may also include larger companies that may help drive revenue, profitability, cash flow and stockholder value. DocGo did not complete any acquisitions during the six months ended June 30, 2022. During the 12 months ended December 31, 2021, DocGo completed one acquisition, for a purchase price of $2.3 million, which contributed approximately $0.3 million to 2021 revenues.

On July 6, 2022, the Company acquired Government Medical Services, LLC (“GMS”) in exchange for $19 million in cash. GMS was engaged in the business of providing licensed healthcare clinicians. We believe this acquisition will allow us to increase our presence in that market. We are currently in the process of finalizing the accounting for this transaction and expect to complete our preliminary allocation of the purchase consideration to the asset acquired and liabilities assumed by the end of the third quarter of 2022.

On July 13, 2022, the Company acquired Exceptional Medical Transportation, LLC (“Exceptional”) in exchange for $6.4 million in cash. Exceptional was in the business of providing medical transportation services. We believe this acquisition will allow us to increase our presence in that market. We are currently in the process of finalizing the accounting for this transaction and expect to complete our preliminary allocation of the purchase consideration to the assets acquired and liabilities assumed by the end of the third quarter of 2022.

Healthcare Services Market

The transportation services market is highly dependent on patients requiring transportation after surgeries and other medical procedures and treatments. During the pandemic, DocGo experienced a decrease in transportation volumes as a result of fewer elective surgeries. However, the Company was able to reallocate assets to locations where demand increased as a result of the pandemic.

Overall Economic Conditions in the Markets In Which We Operate

Economic changes both nationally and locally in our markets may impact our financial performance. Unfavorable changes in demographics, health care coverage of transportation and mobile health services, interest rates, ambulance manufacturing, a weakening of the national economy or of any regional or local economy in which we operate and other factors beyond our control could adversely affect our business.

Trip Volumes and Average Trip Price

A “trip” is defined as an instance where the Company completes the transportation of a patient to a specific destination, for which we are able to charge a fee. This metric does not include instances where a trip is ordered and subsequently either canceled (by the customer) or declined (by the Company). As trip volume represents the most basic unit of transportation service provided by the Company, it is the best measure of the level of demand for the Company’s Transportation Services and is used by management to monitor and manage the scale of the business.

The average trip price is calculated by dividing the aggregate revenue from completed transports (“trips”) by the total number of transports and is an important indicator of the effective rate at which the Company is being compensated for its provision of Transportation Services.

Revenues generated from programs under which DocGo is paid a fixed rate for the use of a fully staffed and equipped ambulance do not factor in the trip counts or average trip prices mentioned above.

Our Ability to Control Expenses

We pay close attention to the management of our working capital and operating expenses. Some of our most significant operating expenses are labor costs, medical supplies and vehicle-related costs, such as fuel, maintenance, repair and insurance. Insurance costs include premiums paid for coverage as well as reserves for estimated losses within the Company’s insurance policy deductibles. We employ our proprietary technology to drive improvements in productivity per transport. We regularly analyze our workforce productivity to achieve the optimum, cost-efficient labor mix for our locations.

Inflation

Beginning in April 2021, the inflation rate in the US, as measured by the Consumer Price Index (CPI) has steadily increased. In 2019, the inflation rate was approximately 1.8%, while it dropped to approximately 1.2% in 2020. These data are reported monthly, showing year-over-year changes in prices across a basket of goods and services. For 2021, inflation increased from the 1.4%-2.6% range in the first quarter, to 4.2% in April, and was in the 5.0% area through the end of the third quarter of 2021, before increasing to the 6.0%-7.0% range in the fourth quarter. For the full year, the inflation rate was 4.7% in 2021, the highest annual rate since the 5.4% rate recorded in 1990. The inflation rate continued to increase throughout the first half of 2022, reaching approximately 9.1% in June 2022. The increased inflation rate has had an impact on the Company’s expenses in several areas, including wages, fuel and medical and other supplies. This has had the impact of compressing gross profit margins, as the Company is generally unable to pass these higher costs on to its customers, particularly in the short term. Looking to the second half 2022, we anticipate a moderation of the inflation rate when compared to the first half of the year but expect that inflation will remain above the levels seen in the previous 10 years, when the annual inflation rate ranged from 0.1% to 2.4%. If inflation is above the levels that the Company anticipates in 2022, gross margins could be below plan and our business, operating results and cash flows may be adversely affected.

Investing in R&D and Enhancing Our Customer Experience

Our performance is dependent on the investments we make in research and development, including our ability to attract and retain highly skilled research and development personnel. We intend to continually develop and introduce innovative new software services, integrate with third-party products and services, mobile applications and other new offerings. If we fail to innovate and enhance our brand and our products, our market position and revenue will likely be adversely affected.

Regulatory Environment

DocGo is subject to federal, state and local regulations including healthcare and emergency medical services laws and regulations and tax laws and regulations. The Company’s current business plan assumes no material change in these laws and regulations. In the event that any such change occurs, compliance with new laws and regulations may significantly affect the Company’s operations and cost of doing business.

Components of Results of Operations

Our business consists of two reportable segments — Transportation Services and Mobile Health services. The Company evaluates the performance of both segments based primarily on results of its operations. Accordingly, other income and expenses not included in results from operations are only included in the discussion of consolidated results of operations.

Revenue

The Company’s revenue consists of services provided by its ambulance Transportation Services segment and its Mobile Health segment.

Cost of Revenues

Cost of revenues consists primarily of revenue generating wages paid to employees, vehicle insurance costs (including insurance premiums and costs incurred under the insurance deductibles), maintenance, and fuel related to Transportation Services, and laboratory fees, facility rent, medical supplies and subcontractors. We expect cost of revenue to continue to rise in proportion to the expected increase in revenue.

Operating Expenses

General and Administrative Expenses

General and administrative expense consists primarily of salaries, bad debt expense, insurance expense, consultant fees, and professional fees for accounting services. We expect our general and administrative expense to increase as we scale up headcount with the growth of our business, and as a result of operating as a public company, including compliance with SEC rules and regulations, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Depreciation and Amortization

DocGo depreciates its assets using the straight-line method over the estimated useful lives of the respective assets. Amortization of intangibles consists of amortization of definite-lived intangible assets over their respective useful lives.

Legal and Regulatory Expenses

Legal and regulatory expenses include legal fees, consulting fees related to healthcare compliance, claims processing fees and legal settlements.

Technology and Development Expenses

Technology and development expense, net of capitalization, consists primarily of cost incurred in the design and development of DocGo’s proprietary technology, third-party software and technologies. We expect technology and development expense to increase in future periods to support our growth, including our intent to continue investing in the optimization, accuracy and reliability of our platform and drive efficiency in our operations. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we may choose to make more significant investments.

Sales, Advertising and Marketing Expenses

Our sales and marketing expenses consist of costs directly associated with our sales and marketing activities, which primarily include sales commissions, marketing programs, trade shows, and promotional materials. We expect that our sales and marketing expenses will continue to increase over time as we increase our marketing activities, grow our domestic and international operations, and continue to build brand awareness.

Interest Expense

Interest expense consists primarily of interest on our outstanding borrowings under our outstanding notes payable and financing obligations.

Results of Operations

Comparison of the three months ended June 30, 2022 and 2021

	Three Months Ended June 30,		Change	Change
$ in Millions	2022	2021	$	%
Revenue, net	$109.5	$62.2	$47.3	76%

Cost of revenues	70.2	41.0	29.2	71%
Operating expenses:
General and administrative	24.6	16.0	8.6	54%
Depreciation and amortization	2.0	1.9	0.1	5%
Legal and regulatory	3.1	1.2	1.9	158%
Technology and development	1.1	0.7	0.5	57%
Sales, advertising and marketing	1.0	1.2	(0.2)	(17)%
Total expenses	102.0	61.9	40.1	65%
Income (loss) from operations	7.5	0.3

Other income (expenses):
Interest income (expense), net	0.1	(0.1)	0.2	(200)%
Gain on remeasurement of warrant liabilities	3.0	-	3.0
Gain (loss) on initial equity method investments	0.1	-	0.1
Gain on remeasurement of finance leases	1.4	-	1.4
Loss on disposal of fixed assets	-	-	0.0
Other income (loss)	0.0	-	0.0
Total other income (expense)	4.6	(0.2)	4.8	(2,400)%

Net income (loss) before income tax benefit (expense)	12.1	0.1
Income tax expense	(0.3)	-	(0.3)
Net income (loss)	11.8	0.1
Net loss attributable to noncontrolling interests	(1.0)	1.7	(2.7)	(156)%
Net income (loss) attributable to stockholders of DocGo Inc. and Subsidiaries	$12.8	$(1.6)

Consolidated

For the three months ended June 30, 2022, total revenues were $109.5 million, an increase of $47.3 million, or 76%, from the total revenues recorded in the three months ended June 30, 2021.

Transportation Services

For the three months ended June 30, 2022, Transportation Services revenue totaled $22.2 million and decreased by $6.7 million, or 23%, as compared with the three months ended June 30, 2021. The decrease in total transportation services revenue reflected a decline in project-based “standby” revenue, as these projects, which involved emergency deployments for different municipal entities and which began during the first half of 2021, gradually wound down during the second half of 2021. Emergency deployment revenue amounted to $2.0 million in the three months ended June 30, 2022, compared to $10.2 million in the same period in 2021. Excluding these revenues from both periods, core Transportation Services revenue increased by approximately 8% during the three months ended June 30, 2022, when compared with the three months ended June 30, 2021. This increase was due to increases in both transportation trip volumes and the average price per trip. Volumes increased by approximately 5%, from 45,592 trips for the three months ended June 30, 2021, to 47,673 trips for the three months ended June 30, 2022. The increase in trip volumes is due to a combination of growth in the customer base in certain core markets and entry into new markets in 2021 and early 2022. Our average trip price increased from $305 in the three months ended June 30, 2021, to $360 in the three months ended June 30, 2022. The increase in the average trip price in 2022 reflected a shift in mix toward higher-priced transports, as well as a shift in the customer (payer) mix towards higher-priced transports. The average trip price also benefited from a 5.1% increase in the average Medicare reimbursement rate for ambulance transports. Transportation Services revenues were also driven higher in the second quarter of 2022 by a $0.4 million increase in revenues generated from programs under which the Company is paid a daily or hourly rate for the use of a fully staffed and equipped ambulance. These services do not factor in the trip counts or average trip prices mentioned above.

Mobile Health

For the three months ended June 30, 2022, Mobile Health revenue totaled $87.3 million, an increase of $54.1 million, or 163%, as compared with the three months ended June 30, 2021. This significant increase was mainly due to the expansion of the services offered by this segment, particularly with respect to COVID-19 related testing and vaccination and other healthcare services revenues included in the Mobile Health segment. This expansion accelerated through 2021 and into 2022 as the Company increased its customer base, primarily in the municipal and cruise line customer segments, and its geographic reach, while extending several large customer contracts and introducing a broader range of services.

Cost of Revenue

For the three months ended June 30, 2022, total cost of revenue (exclusive of depreciation and amortization) increased by 71%, as compared to the three months ended June 30, 2021, while revenue increased by approximately 76%. Cost of revenue as a percentage of revenue decreased to 64.1% in the second quarter of 2022 from 66.0% in the second quarter of 2021.

In absolute dollar terms, total cost of revenue in the three months ended June 30, 2022 increased by $29.2 million, compared to the same period in 2021. This was primarily attributable to a $17.7 million increase in total compensation, due to higher headcount for both the Transportation Services and Mobile Health segments; a $9.0 million increase in subcontracted labor, driven mostly by the Mobile Health segment, where revenue increases outpaced the Company’s ability to service such revenue solely with internal resources, temporarily causing the Company to rely increasingly on subcontracted labor; a $1.9 million increase in medical supplies, due to the purchase of COVID-19 test kits and the need for increased personal protective equipment (“PPE”) and related supplies, a $1.7 million increase in vehicle costs, driven by a continued increase in the Company’s vehicle fleet and higher fuel and maintenance costs, as well as costs incurred to rent vehicles to provide Mobile Health services; a $2.4 million increase in travel costs, relating to field personnel and other clinicians who traveled out of their home regions to provide Mobile Health services; a $0.4 million increase in facilities and related costs; and an approximately $1.1 million in increases across a variety of other cost of revenue categories relating to the Company’s increased scale and geographic presence. These items were partially offset by a $5.0 million decrease in lab fees related to COVID-19 testing activity, reflecting lower per-test lab fees and a shift toward rapid tests.

For the Transportation Services segment, cost of revenues (exclusive of depreciation and amortization) in the three months ended June 30, 2022 amounted to $17.7 million, up $0.4 million, or 2.3%, from the three months ended June 30, 2021. Cost of revenues as a percentage of revenues increased to 80% from 60% in prior year quarter, due to the decline in higher-margin, project-based standby revenue, combined with the impact of higher hourly wages in certain markets and increased overtime for field employees, and increased fuel costs, as described above.

For the Mobile Health segment, cost of revenues (exclusive of depreciation and amortization) in the three months ended June 30, 2022 amounted to $52.5 million up 120% from $23.9 million in the three months ended June 30, 2021. Cost of revenues as a percentage of revenues decreased to 60.1% from 72.0%, due to the increase in revenues, lower average per-test lab fees and the continued shift away from higher-cost subcontracted labor toward Company personnel in the first half of 2022, which outweighed significant increases in medical and general supply costs, as described above.

Operating Expenses

For the three months ended June 30, 2022, the Company recorded $31.8 million of operating expenses compared to $20.9 million for the three months ended June 30, 2021, an increase of 52%. As a percentage of revenue, operating expenses declined from 33.6% in the second quarter of 2021 to 29.0% in the second quarter of 2022, due primarily to the significant increase in overall revenues described above, coupled with the semi-fixed nature of the cost of corporate infrastructure. The increase of $10.9 million related primarily to a $5.3 million increase in payroll due to investments in and expansion of corporate infrastructure to support revenue growth; a $2.8 million increase in legal, accounting and other professional fees related to increased revenue and related contract generation, directors and officers’ insurance and SEC filing-related costs; a $0.9 increase in subcontractor costs, reflecting the Company’s increasing administrative needs; a $0.1 million increase in depreciation and amortization due to an increase in assets to support revenue growth and capitalized software amortization; a $0.3 million increase in office-related expenses, due to the Company’s ongoing growth and geographic expansion; a $0.3 million increase in IT infrastructure, driven by the Company’s business and headcount expansion; a $0.1 million increase in bad debt expense; and a $1.1 million increase across various other operating expense categories, driven primarily by the Company’s ongoing growth.

For the Transportation Services segment, operating expenses in the three months ended June 30, 2022 were $23.9 million, up $12.0 million, or 101%, from the three months ended June 30, 2021. Operating expenses as a percentage of revenues increased to 107.7% from 41.2% for the three months ended June 30, 2021, due primarily to a significant increase in corporate infrastructure, all of which is allocated to the Transportation Services segment. The increased operating expenses, in dollar terms, in the three and six months ended June 30, 2022, primarily reflected higher costs for payroll, travel and entertainment, professional fees and depreciation, as described above.

For the Mobile Health segment, operating expenses in the three months ended June 30, 2022 were $7.9 million, down 6.0% from operating expenses of $8.4 million in the three months ended June 30, 2021. Operating expenses as a percentage of revenues decreased to 9.1% from 25.3% in the second quarter of 2021, reflecting the rapid rate of increase in Mobile Health revenues. Significant expenditures were made in both periods in the expansion of services and geographic areas of operation, as well as the buildout of the Mobile Health management infrastructure. The prior year’s quarter featured significant start-up costs for projects that began to generate revenues during the second half of 2021 and into 2022.

Interest Income/(Expense), Net

For the three months ended June 30, 2022, the Company recorded $98,276 of net interest income compared to $130,129 of net interest expense in the three months ended June 30, 2021. This was due to a significantly higher amount of interest earned in the second quarter of 2022, resulting from an increase in the Company’s cash balances in income-bearing accounts, coupled with higher rates of interest earned on balances in these accounts.

Gain/(loss) on Remeasurement of Warrant Liabilities

During the three months ended June 30, 2022, the Company recorded a gain of approximately $3.0 million from the remeasurement of warrant liabilities. The warrants are marked-to-market in each reporting period, and this gain reflected the decline in DocGo’s stock price relative to the beginning of the period. No gain or loss was recorded in relation to the remeasurement of warrant liabilities in the same period in 2021.

Gain/(Loss) on Equity Method Investment

During the three months ended June 30, 2022, the Company recorded a gain of $89,810, representing its share of the losses incurred by an entity in which the Company has a minority interest, which is accounted for under the equity method. This investment was made in the second half of 2021, and as such, no gain or loss was recorded in relation to an equity method investment in the same period in 2021.

Gain/(loss) from Remeasurement of Finance Leases

During the three months ended June 30, 2022, the Company recorded a gain of approximately $1.4 million, resulting from a change in estimated remaining liabilities under the terms of its leases. No such gain or loss was recorded in the same period in 2021.

Income Tax (Expense)/Benefit

During the three months ended June 30, 2022, the Company recorded income tax expense of $321,660, compared to an income tax benefit of $1,107 in the three months ended June 30, 2021. The increase in income tax expense resulted from the higher level of pretax income as well as state income taxes in jurisdictions the Company entered during the past year.

Noncontrolling Interest

For the three months ended June 30, 2022, the Company had a net loss attributable to noncontrolling interest of approximately $1.0 million, compared to a net gain attributable to noncontrolling interest of $1.7 million for the three months ended June 30, 2021. The loss reflected ongoing investments in new markets that were entered into during 2021 and the first quarter of 2022.

Comparison of the six months ended June 30, 2022 and 2021

	Six Months Ended June 30,		Change	Change
$ in Millions	2022	2021	$	%
Revenue, net	$227.4	$111.6	$115.8	104%

Cost of revenues	148.2	76.9	71.3	93%
Operating expenses:
General and administrative	48.5	27.8	20.6	74%
Depreciation and amortization	4.2	3.5	0.7	20%
Legal and regulatory	4.4	1.8	2.6	144%
Technology and development	2.3	1.1	1.2	109%
Sales, advertising and marketing	2.3	2.0	0.3	15%
Total expenses	209.9	113.2	96.7	86%
Income (loss) from operations	17.5	(1.6)

Other income (expenses):
Interest income (expense), net	-	(0.2)	0.2	(100)%
Gain on remeasurement of warrant liabilities	3.0	-	3.0
Gain (loss) on initial equity method investments	-	-	-
Gain on remeasurement of finance leases	1.4	-	1.4
Loss on disposal of fixed assets	-	-	-
Other income (loss)	-	-	-
Total other income (expense)	4.4	(0.2)	4.6	(2,300)%

Net income (loss) before income tax benefit (expense)	21.9	(1.9)
Income tax expense	(0.8)	-	(0.8)
Net income (loss)	21.1	(1.9)
Net loss attributable to noncontrolling interests	(2.2)	1.4	(3.6)	(257)%
Net income (loss) attributable to stockholders of DocGo Inc. and Subsidiaries	$23.3	$(3.3)

Consolidated

For the six months ended June 30, 2022, total revenues were $227.4 million, an increase of $115.8 million, or 104%, from the total revenues recorded in the six months ended June 30, 2021.

Transportation Services

For the six months ended June 30, 2022, Transportation Services revenue totaled $50.0 million, an increase of $2.3 million, or 4.8%, as compared with the six months ended June 30, 2021. This increase was due to a rise in both transportation trip volumes and the average price per trip. Volumes increased by approximately 5%, from 91,604 trips for the six months ended June 30, 2021, to 96,260 trips for the six months ended June 30, 2022. The increase in trip volumes is due to a combination of growth in the customer base in certain core markets and entry into new markets in 2021 and early 2022. Average trip price increased from $294 in the six months ended June 30, 2021, to $357 the six months ended June 30, 2022. The increase in the average trip price in the 2022 period was due to a shift in mix toward higher-priced transports, as well as a shift in the customer (payer) mix towards higher-priced transports. The average trip price also benefited from a 5.1% increase in the average Medicare reimbursement rate for ambulance transports. The increase in trip-based Transportation Services revenues were largely offset by a decline in project-based “standby” revenue, as these projects, which involved emergency deployments for different municipal entities and which began during the first half of 2021, gradually wound down during the second quarter of 2022. Emergency deployment revenue amounted to $10.3 million in the six months ended June 30, 2022, compared to $12.3 million in the first six months of 2021. Excluding these revenues from both periods, core Transportation Services revenue increased by approximately 12.1% in the six months ended June 30, 2022, when compared with the six months ended June 30, 2021. Transportation Services revenues were also driven higher in the first six months of 2022 by a $1.5 million increase in revenues generated from programs under which the Company is paid a daily or hourly rate for the use of a fully staffed and equipped ambulance. These services do not factor in the trip counts or average trip prices mentioned above.

Mobile Health

For the six months ended June 30, 2022, Mobile Health revenue totaled $177.4 million, an increase of $113.5 million, or 178%, as compared with the six months ended June 30, 2021. This significant increase was mainly due to the expansion of the services offered by this segment, particularly with respect to COVID-19 related testing and vaccination and other healthcare services revenues included in the Mobile Health segment. This expansion accelerated through 2021 and into 2022 as the Company increased its customer base and geographic reach, while extending several large customer contracts and introducing a broader range of services.

Cost of Revenue

For the six months ended June 30, 2022, total cost of revenue (exclusive of depreciation and amortization) increased by 93% as compared to the six months ended June 30, 2021, while revenue increased by approximately 104%. Cost of revenue as a percentage of revenue decreased to 65.2% in the first six months of 2022 from 68.9% in the first six months of 2021.

In absolute dollar terms, total cost of revenue in the six months ended June 30, 2022 increased by $71.3 million from the prior year period. This was primarily attributable to an $29.8 million increase in total compensation, reflecting higher headcount for both the Transportation Services and Mobile Health segments; a $31.6 million increase in subcontracted labor, driven mostly by the Mobile Health segment, where revenue increases outpaced the Company’s ability to service such revenue solely with internal resources, temporarily causing the Company to rely increasingly on subcontracted labor; a $8.4 million increase in medical supplies, due to the purchase of COVID-19 test kits and the need for increased PPE and related supplies, and the increased cost thereof as a result of increased demand during the pandemic; a $4.8 million increase in vehicle costs, driven by a continued increase in the Company’s vehicle fleet and higher fuel and maintenance costs; a $0.6 million increase in facilities and related expenses, due to the Company’s geographic expansion; a $0.2 million increase in communications costs, driven by the increased number of Company employees operating in the field; a $2.4 million increase in travel expenses, relating to field personnel and other clinicians who traveled out of their home regions to provide Mobile Health services; a $2.3 million increase in insurance expenses, reflecting an increase in loss reserves, commensurate with the increase in the Company’s business, headcount and vehicle fleet; and an increase of $0.6 million distributed among a variety of other cost of revenue items. These items were partially offset by a $9.4 million decrease in lab fees related to COVID-19 testing activity, reflecting lower per-test lab fees, and a shift toward rapid tests.

For the Transportation Services segment, cost of revenues (exclusive of depreciation and amortization) in the six months ended June 30, 2022 amounted to $ 39.2 million, up $7.2 million, or 22.5%, from the six months ended June 30, 2021. Cost of revenues as a percentage of revenues increased to 78.4% in the first six months of 2022 from 67.1% in the prior year period, due to the decline in higher-margin, project-based standby revenue, combined with the impact of higher hourly wages in certain markets and increased overtime for field employees, and increased fuel costs, as described above.

For the Mobile Health segment, cost of revenues (exclusive of depreciation and amortization) in the six months ended June 30, 2022 amounted to $109.0 million, up 142%, from $ 45.1 million in the six months ended June 30, 2021. Cost of revenues as a percentage of revenues decreased to 61.4% from 70.6%, due to the increase in revenues, lower average per-test lab fees and the increased number of higher-margin, hourly-based programs in the first half of 2022, which outweighed the increased use of higher cost subcontracted labor and significant increases in medical and general supply costs, as described above.

Operating Expenses

For the six months ended June 30, 2022, the Company recorded $61.7 million of operating expenses compared to $36.3 million for the six months ended June 30, 2021, an increase of 70.0%. As a percentage of revenue, operating expenses decreased from 32.5% in the first six months of 2021 to 27.1% in the first six months 2022, due primarily to the significant increase in overall revenues described above, coupled with the semi-fixed nature of the cost of corporate infrastructure. The increase of $25.3 million related primarily to a $15.2 million increase in payroll due to investments in and expansion of corporate infrastructure to support the revenue growth; a $0.4 million increase in travel and entertainment expenses, reflecting both the growth of the overall employee base, as well as increased business development related activities for both the Transportation Services and Mobile Health segments; a $0.7 million increase in depreciation and amortization due to an increase in assets to support revenue growth and capitalized software amortization; a $3.9 million increase in legal, accounting and other professional fees related to increased revenue and related contract generation, directors and officers’ insurance and SEC filing-related costs; a $0.9 million increase in office-related expenses, owing to the Company’s ongoing growth and geographic expansion; a $0.9 million increase in IT infrastructure, driven by the Company’s business and headcount expansion; a $0.3 million increase in marketing expenses, primarily owing to the ongoing expansion of Mobile Health services; a $0.6 million increase in bad debt expense, in line with the increase in overall revenues during the period; a $1.1 million increase in subcontractor expenses, in line with the expanding administrative needs of the Company; and approximately $1.3 million in other increases spread across a variety of other operating expense lines.

For the Transportation Services segment, operating expenses in the six months ended June 30, 2022 were $39.6 million, up $19.1 million, or 92.6%, from the six months ended June 30, 2021. Operating expenses as a percentage of revenues increased to 79.1% from 43.1% for the six months ended June 30, 2021, despite the increase in Transportation Services revenues, due to a significant increase in corporate infrastructure, all of which is allocated to the Transportation Services segment. The increased operating expenses, in dollar terms, in the six months ended June 30, 2022 primarily reflected higher costs for payroll, travel and entertainment, professional fees and depreciation, as described above.

For the Mobile Health segment, operating expenses in the six months ended June 30, 2022 were $22.1 million, up 42.5%, from operating expenses of $15.5 million in the six months ended June 30, 2021. Operating expenses as a percentage of revenues decreased to 12.4% from 24.2% in the first half of 2021, despite significant expenditures made in the expansion of services and geographic areas of operation, as well as the buildout of the Mobile Health management infrastructure throughout 2021 and the early part of 2022, due to the faster rate of increase in Mobile Health revenues. The increased operating expenses, in dollar terms, in 2021 were primarily driven by higher costs for payroll, subcontracted labor costs, travel and entertainment, marketing and IT infrastructure, and facilities costs, as described above. The six months ended June 30, 2021 featured significant start-up costs for projects that began to generate revenues during the second half of 2021 and into 2022.

Interest Income/(Expense), Net

For the six months ended June 30, 2022, the Company recorded $37,330 of net interest expense compared to $245,138 of net interest expense in the six months ended June 30, 2021. The decline in net interest expense was due to a significantly higher amount of interest earned in the first six months of 2022, resulting from an increase in the Company’s cash balances in income-bearing accounts, coupled with higher rates of interest earned on balances in these accounts. This was partially offset by an increase in payments made for leased vehicles, as the Company’s fleet expanded.

Gain/(loss) on Remeasurement of Warrant Liabilities

During the six months ended June 30, 2022, the Company recorded a gain of approximately $3.0 million from the remeasurement of warrant liabilities. The warrants are marked-to-market in each reporting period, and this gain was due to the decline in DocGo’s stock price relative to the beginning of the period. No gain or loss was recorded in relation to the remeasurement of warrant liabilities in the prior year period.

Gain/(loss) from Remeasurement of Finance Leases

During the six months ended June 30, 2022, the Company recorded a gain of approximately $1.4 million, resulting from a change in estimated remaining liabilities under the terms of its leases. No such gain or loss was recorded in the prior year period.

Income Tax (Expense)/Benefit

During the six months ended June 30, 2022, the Company recorded income tax expense of $761,839, compared to an income tax expense of $8,923 in the six months ended June 30, 2021. The increase in income tax expense resulted from the higher level of pretax income as well as state income taxes in jurisdictions the Company entered during the past year.

Noncontrolling Interest

For the six months ended June 30, 2022, the Company had net loss attributable to noncontrolling interest of approximately $ 2.2 million, compared to a net gain attributable to noncontrolling interest of $1.4 million for the six months ended June 30, 2021. The loss in the first six months of 2022 reflected ongoing investments in new markets that were entered into during 2021 and early 2022.

Liquidity and Capital Resources

Since inception, DocGo has completed three equity financing transactions that served as the Company’s principal source of liquidity, with minimal debt incurred. Generally, the Company utilized equity raised to finance operations during its development phase, investments in assets, ambulance operating licenses and funding working capital. The Company has also funded these activities through operating cashflows. In November 2021, upon the completion of the merger between Motion Acquisition Corp. and Ambulnz, Inc., the Company received proceeds of approximately $158.1 million, net of transaction expenses. Although the Company generated positive net income in the three and six months ended June 30, 2022, operating cash flows may not be sufficient to meet immediate obligations arising from current operations. For example, as the business has grown, the Company’s expenditures for human capital and supplies has expanded accordingly, and the timing of the payments for payroll and to associated vendors, compared to the timing of receipts of cash from customers frequently results in the Company using existing cash balances to fund these working capital needs. The Company’s working capital needs depend on many factors, including the overall growth of the company and the various payment terms that are negotiated with customers and vendors. Future capital requirements depend on many factors, including potential acquisitions, our level of investment in technology, and rate of growth in existing and into new markets. The cost of ongoing technology development is another factor that is considered. Capital requirements might also be affected by factors which the Company cannot control, such as interest rates, and other monetary and fiscal policy changes to the manner in which the Company currently operates. Additionally, as the impact of the COVID-19 on the economy and operations evolves, the Company will continuously assess its liquidity needs. If the Company’s growth rate is higher than is currently anticipated, resulting in greater-than-anticipated capital requirements, the Company might need or choose to raise additional capital through debt or equity financings.

Considering the foregoing, DocGo anticipates that existing balances of cash and cash equivalents, future expected cash flows generated from our operations and an available line of credit (as discussed in Note 8, “Line of Credit” to the Condensed Consolidated Financial Statements) will be sufficient to satisfy operating requirements for at least the next twelve months.

Capital Resources

Comparison as of June 30, 2022 and 2021

	As of June 30,		Change	Change
$ in Millions	2022	2021	$	%
Working capital
Current assets	$275.7	$77.7	$198.0	255%
Current liabilities	57.9	46.7	11.2	24%
Total working capital	$217.8	$31.0	$186.8	603%

As of June 30, 2022, available cash totaled $198.1 million, which represented an increase of $165.0 million as compared to June 30, 2021, reflecting the receipt of the proceeds from the merger described above, as well as positive cash flow. As of June 30, 2022, working capital amounted to $217.8 million, which represented an increase of $186.8 million as compared to June 30, 2021, primarily reflecting the increased cash balance. Increased accounts receivable, reflecting the growth of the business in the second half of 2021 and the first half of 2022, were partially offset by increases in current liabilities, which reflected the growth of the business and resulted from extended payment terms from vendors.

Cash Flows

Six months ended June 30, 2022 and 2021

	As of June 30,		Change	Change
$ in Millions	2022	2021	$	%
Cash flow summary
Net cash provided by/(used in) operating activities	$30.2	$(1.1)	$31.3	2845%
Net cash provided by/(used in) investing activities	(2.0)	(3.7)	1.7	46%
Net cash provided by/(used in) financing activities	1.1	7.1	(6.0)	(85)%
Effect of exchange rate changes	-	0.1	(0.1)	(100)%
Net (decrease) increase in cash	$29.3	$2.4	$26.9	1121%

Operating Activities

During the six months ended June 30, 2022, operating activities provided $30.2 million of cash, aided by net income of $21.1 million. Non-cash charges amounted to $5.1 million and included $3.0 million in depreciation of property and equipment and right-of-use assets, $1.3 million from amortization of intangible assets, $1.8 million in bad debt expense primarily related to a provision for potential uncollectible accounts receivable and $3.4 million of stock compensation expense. These were partially offset by non-cash gains of $1.4 million relating to the remeasurement of finance lease liabilities and $3.0 million from the remeasurement of warrant liabilities. Changes in assets and liabilities resulted in approximately $3.9 million in additional operating cash flow, as a $4.3 million decrease in accounts receivable, a $2.1 million decrease in other assets and a $3.6 million increase in accrued liabilities outweighed the effect of a $3.2 million increase in prepaid expenses and a $2.9 million decline in accounts payable. Operating cash flow in the first half of 2022 was aided by collections of large accounts receivable from invoices generated in the fourth quarter of 2021.

During the six months ended June 30, 2021, operating activities used $1.1 million of cash and primarily resulted from a net loss of $1.9 million and changes in assets and liabilities, which were partially offset by non-cash charges of $5.5 million. The non-cash items included $1.2 million of bad debt expense primarily related to a provision for potential uncollectible accounts receivable, $2.6 million resulting from the depreciation of property and equipment and right-of-use assets, $0.9 million from amortization of intangible assets, and $0.8 million of stock compensation expense. Changes in assets and liabilities resulted in approximately $4.8 million in negative operating cash flow and were primarily driven by a $17.4 million increase in accounts receivable and a $2.4 million increase in prepaid expenses and other current assets, which were partially offset by a $2.8 million increase in accounts payable and a $12.2 million increase in accrued expenses.

Investing Activities

During the six months ended June 30, 2022, investing activities used $2.0 million of cash and consisted of the acquisition of property and equipment totaling approximately $1.0 million and the acquisition of intangibles in the amount of $1.0 million to support the ongoing growth of the business.

During the six months ended June 30, 2021, investing activities used $3.6 million of cash and primarily consisted of the acquisition of property and equipment totaling $2.6 million and the acquisition of intangibles in the amount of $1.0 million to support growth of new transportation and mobile health markets.

Financing Activities

During the six months ended June 30, 2022, financing activities provided $1.1 million of cash, due to $1.0 million in proceeds from one of the Company’s subsidiary’s revolving credit line, $2.1 million in non-controlling interest contributions and $0.7 million in proceeds from the exercise of stock options, which were partly offset by $1.4 million in payments on obligations under the terms of finance leases, $0.3 million in repayments of notes payable, a reduction of $0.9 million in amounts due to seller and $0.1 million in equity costs.

During the six months ended June 30, 2021, financing activities provided $7.1 million of cash, including $8.0 million in proceeds from the Company’s revolving credit line and $0.3 million in non-controlling interest contributions. These were partially offset by $0.9 million in payments on obligations under the terms of finance leases and $0.3 in repayments of notes payable.

Future minimum annual maturities of notes payable as of the six months ended June 30, 2022 are as follows:

Notes Payable
2022, remaining	0.3
2023	0.5
2024	0.3
2025	0.2
2026	0.1
Thereafter	0.2
Total maturities	$1.6
Current portion of notes payable	(0.6)
Long-term portion of notes payable	$1.0

Future minimum lease payments under operating leases as of the six months ended June 30, 2022, and for the following five fiscal years and thereafter are as follows:

Operating Leases
2022, remaining	$0.9
2023	1.3
2024	0.9
2025	0.9
2026	0.5
2027 and thereafter	0.0
Total future minimum lease payments	4.5
Less effects of discounting	(0.4)
Present value of future minimum lease payments	$4.1

Future minimum lease payments under finance leases as of the six months ended June 30, 2022, and for the following five fiscal years and thereafter are as follows:

Finance Leases
2022, remaining	$1.6
2023	2.7
2024	1.9
2025	1.6
2026	0.8
2027 and thereafter	0.1
Total future minimum lease payments	8.8
Less effects of discounting	(0.9)
Present value of future minimum lease payments	$7.9

Share Repurchases

On May 24, 2022, the Board approved a share repurchase program to purchase up to $40 million of the Company’s common stock (the “Program”). The Program does not obligate the Company to acquire any specific number of shares and will expire on November 24, 2023, and the Program may be suspended, extended, modified or discontinued at any time. Under the Program, repurchases can be made using a variety of methods, which may include open market purchases, block trades, privately negotiated transactions and/or a non-discretionary trading plan, all in compliance with the rules of the SEC and other applicable legal requirements. The timing, manner, price and amount of any common stock repurchases under the Program are determined by the Company in its discretion and depend on a variety of factors, including legal requirements, price and economic and market conditions. As of June 30, 2022, $39.5 million remained available for share repurchases pursuant to the Program.

The following table shows the share repurchase activity for the three months ended June 30, 2022:

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Amount Repurchased
April 1 through 30, 2022	-	$-	-
May 1 through 31, 2022	30,000	$6.96	30,000
June 1 through 30, 2022	40,000	$7.23	40,000
Total	70,000	$7.10	70,000

Critical Accounting Estimates

For a discussion of our critical accounting policies, refer to the section entitled “Critical Accounting Policies” in our Annual Report on Form 10-K for the year ended December 31, 2021.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

We are a smaller reporting company, as defined by Rule 12b-2 under the Exchange Act and in Item 10(f)(1) of Regulation S-K, and are not required to provide the information under this item.

Item 4. Controls and Procedures

Management’s Evaluation of Disclosure Controls and Procedures

Based on our management’s evaluation (with the participation of our principal executive officer and principal financial officer), as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended June 30, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We and other participants in the healthcare industry are subject to legal proceedings, claims and litigation arising in the ordinary course of our business. Descriptions of certain legal proceedings to which we are a party are contained in Note 18, “Legal Proceedings” of the Notes to our Condensed Consolidated Financial Statements.

From time to time, in the ordinary course of business and like others in our industry, we receive requests for information from government agencies in connection with their regulatory or investigational authority. These requests can include subpoenas or demand letters for documents to assist the government in audits or investigations. We review such requests and notices and take what we believe to be appropriate action. We have been subject to certain requests for information and investigations in the past and could be subject to such requests for information and investigations in the future.

Item 1A. Risk Factors

Factors that could materially and adversely affect our business, financial condition and/or results of operations are described in the 2021 Form 10-K. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business, financial condition and/or results of operations. As of the date of this Quarterly Report on Form 10-Q, there have been no material changes to the risk factors disclosed in our 2021 Form 10-K, other than the inflation rate risk and share repurchase risk discussed below.

Inflation Rate Risk

Beginning in April 2021, the inflation rate in the US, as measured by the Consumer Price Index (CPI) has steadily increased. In 2019, the inflation rate was approximately 1.8%, while it dropped to approximately 1.2% in 2020. These data are reported monthly, showing year-over-year changes in prices across a basket of goods and services. For 2021, inflation increased from the 1.4%-2.6% range in the first quarter, to 4.2% in April, and was in the 5.0% range through the end of the third quarter of 2021, before increasing to the 6.0%-7.0% range in the fourth quarter. For the full year, the inflation rate was 4.7% in 2021, the highest annual rate since the 5.4% rate recorded in 1990. The inflation rate continued to increase throughout the second quarter of 2022, reaching approximately 9.1% in June 2022. The increased inflation rate has had an impact on the Company’s expenses in several areas, including wages, fuel and medical and other supplies. This has compressed gross profit margins, as the Company is generally unable to pass these higher costs on to its customers, particularly in the short term. Looking to the rest of 2022, we anticipate a moderation of the inflation rate when compared to the first quarter of the year but expect that inflation will remain above the levels seen in the previous 10 years, when the annual inflation rate ranged from 0.1% to 2.4%. If inflation is above the levels that the Company anticipates in 2022, gross margins could be below plan.

Share Repurchase Program Risk

We have adopted a share repurchase program to repurchase shares of our common stock; however, any future decisions to reduce or discontinue repurchasing our common stock pursuant to our share repurchase program could cause the market price for our common stock to decline.

Although our Board has authorized the share repurchase program, any determination to execute our share repurchase program will be subject to, among other things, our financial position and results of operations, available cash and cash flow, capital requirements and other factors, as well as our Board’s continuing determination that the repurchase program is in the best interests of our stockholders and is in compliance with all laws and agreements applicable to the repurchase program. Our share repurchase program does not obligate us to acquire any common stock. If we fail to meet any expectations related to share repurchases, the market price of our common stock could decline, and could have a material adverse impact on investor confidence. Additionally, price volatility of our common stock over a given period may cause the average price at which we repurchase our common stock to exceed the stock’s market price at a given point in time.

We may further increase or decrease the amount of repurchases of our common stock in the future. Any reduction or discontinuance by us of repurchases of our common stock pursuant to our current share repurchase program could cause the market price of our common stock to decline. Moreover, in the event repurchases of our common stock are reduced or discontinued, our failure or inability to resume repurchasing common stock at historical levels could result in a lower market valuation of our common stock.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

On May 24, 2022, the Board approved a share repurchase program to purchase up to $40 million of the Company’s common stock (the “Program”). The Program does not obligate the Company to acquire any specific number of shares and will expire on November 24, 2023, and the Program may be suspended, extended, modified or discontinued at any time. Under the Program, repurchases can be made using a variety of methods, which may include open market purchases, block trades, privately negotiated transactions and/or a non-discretionary trading plan, all in compliance with the rules of the SEC and other applicable legal requirements. The timing, manner, price and amount of any common stock repurchases under the Program are determined by the Company in its discretion and depend on a variety of factors, including legal requirements, price and economic and market conditions. As of June 30, 2022, $39.5 million remained available for share repurchases pursuant to the Program.

The following table shows the share repurchase activity for the three months ended June 30, 2022:

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
April 1 through 30, 2022	-	$-	-	$40,000,000
May 1 through 31, 2022	30,000	$6.96	30,000	$39,791,200
June 1 through 30, 2022	40,000	$7.23	40,000	$39,502,000
Total	70,000	$7.10	70,000	$39,502,000

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

Exhibit Number	Description
3.1	Second Amended and Restated Certificate of Incorporation of DocGo Inc., dated November 5, 2021 (incorporated by reference to Exhibit 3.1 of DocGo’s Form 8-K, filed with the SEC on November 12, 2021).
3.2	Amended and Restated Bylaws of DocGo Inc. (incorporated by reference to Exhibit 3.2 of DocGo’s Form 8-K, filed with the SEC on November 12, 2021).
31.1*	Certification of the Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Exchange Act
31.2*	Certification of the Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Exchange Act
32.1**	Certification of the Principal Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of the Principal Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DocGo Inc.

Date: August 9, 2022	By:	/s/ Andre Oberholzer
Andre Oberholzer
Chief Financial Officer (Principal Financial and Accounting Officer and Authorized Signatory)

Exhibit 31.1

PRINCIPAL EXECUTIVE OFFICER CERTIFICATION

I, Stan Vashovsky, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of DocGo Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2022	By:	/s/ Stan Vashovsky
Stan Vashovsky
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

PRINCIPAL FINANCIAL OFFICER CERTIFICATION

I, Andre Oberholzer, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of DocGo Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2022	By:	/s/ Andre Oberholzer
Andre Oberholzer
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of DocGo Inc. (the “Company”) on Form 10-Q for the quarterly period ended June 30, 2022, as filed with the Securities and Exchange Commission (the “Report”), I, Stan Vashovsky, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 9, 2022	By:	/s/ Stan Vashovsky
Stan Vashovsky
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of DocGo Inc. (the “Company”) on Form 10-Q for the quarterly period ended June 30, 2022, as filed with the Securities and Exchange Commission (the “Report”), I, Andre Oberholzer, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 9, 2022	By:	/s/ Andre Oberholzer
Andre Oberholzer
Chief Financial Officer
(Principal Financial and Accounting Officer)